As filed with the Securities and Exchange Commission on January 21, 2025

Registration No. 333-281821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SCISPARC LTD.

(Exact name of registrant as specified in its charter)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916, Israel Tel: (+972) (3) 610-3100	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Howard E. Berkenblit, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000	Dr. Shachar Hadar, Adv. Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972) (3) 610-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1, or the Post-Effective Amendment, to the Registration Statement on Form F-1 (File No. 333-281821), or the Registration Statement, is being filed pursuant to our undertaking in the Registration Statement to update and supplement information contained in the Registration Statement, as originally declared effective by the Securities and Exchange Commission, or the SEC, on September 5, 2024. The Registration Statement originally covered the offer and sale of up to 21,000,000 ordinary shares, no par value, or Ordinary Shares, by YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA or the Selling Shareholder. The Selling Shareholder is a fund managed by Yorkville Advisors Global, LP.

The information included in this filing updates and supplements the Registration Statement and the prospectus contained or incorporated therein. No additional securities are being registered under this Post-Effective Amendment. Accordingly, this Post-Effective Amendment concerns only the offer and sale of Ordinary Shares held by YA.

All filing fees payable to the SEC in connection with the registration of these securities were previously paid in connection with the initial filing of the Registration Statement or prior amendments thereto.

The information in this prospectus is not complete and may be changed.  The Selling Shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JANUARY 21, 2025

Up to 20,604,809 Ordinary Shares

SciSparc Ltd.

This prospectus relates to the offer and sale of up to 20,604,809 of our ordinary shares, no par value, or the Ordinary Shares, by YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA or the Selling Shareholder. The Selling Shareholder is a fund managed by Yorkville Advisors Global, LP.

On January 21, 2024, we entered into a Standby Equity Purchase Agreement, as amended on February 26, 2024, or the SEPA, with the Selling Shareholder, which provided for the sale of up to $20.0 million of our Ordinary Shares. Of the $20.0 million eligible to be sold pursuant to the SEPA, or the Commitment Amount, to date we have sold 5,798,078 Ordinary Shares, which includes 55,293 of our Ordinary Shares, or the Commitment Shares, which we issued in satisfaction of the payment of the commitment fee amount of $200,000. On February 27, 2024, we filed a Registration Statement on Form F-1 (File No. 333-277394) to register 5,402,887 of our Ordinary Shares to be offered and sold by the Selling Shareholder in connection with the SEPA, which was originally declared effective by the Securities and Exchange Commission, or SEC, on March 6, 2024, or the Original SEPA Form F-1. As of the date of this prospectus, 5,742,785 Ordinary Shares were sold pursuant to the Original SEPA Form F-1 and the Registration Statement on Form F-1, of which this prospectus forms a part, or the Registration Statement, relates to the offer and sale of up to an additional 20,604,809 Ordinary Shares by the Selling Shareholder in connection with the SEPA.

In connection with the SEPA, we may request pre-paid advances of the Commitment Amount, in an amount up to $5.0 million, each a Pre-Paid Advance. Each Pre-Paid Advance will be evidenced by a promissory note, each, a Promissory Note. Each Promissory Note will fully mature 24-months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, we shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice (as defined in the SEPA), where YA will offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at our option. If we elect to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains our customary representations and warranties and Events of Default.

The Ordinary Shares being offered by the Selling Shareholder may be issued pursuant to the SEPA. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholder. However, we may receive up to $12.3 million in aggregate gross proceeds from sales of our Ordinary Shares to the Selling Shareholder that we may make under the SEPA, from time to time after the date of this prospectus. The shares that may be offered pursuant to this prospectus would be purchased by the Selling Shareholder pursuant to the SEPA at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to the Selling Shareholder.

The Selling Shareholder may sell the Ordinary Shares included in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Shareholder may sell the shares in the section entitled “Plan of Distribution.” The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.

The Selling Shareholder will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of the Ordinary Shares by the Selling Shareholder pursuant to this prospectus. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred to register under the Securities Act the offer and sale of the Ordinary Shares included in this prospectus by the Selling Shareholder. See “Plan of Distribution.”

Our Ordinary Shares are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SPRC”. On January 17, 2025, the last reported sale price of our Ordinary Shares on Nasdaq was $0.599 per share.

Investing in our securities involves risk. See “Risk Factors” beginning on page 13 of this prospectus and “Item 3. — Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, or the 2023 Annual Report, incorporated by reference in this prospectus for a discussion of the factors you should consider carefully before deciding to purchase these securities.

Neither the SEC nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2025

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Shareholder have authorized anyone to provide you with information that is different. The Selling Shareholder is offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities.

For investors outside of the United States: Neither we nor the Selling Shareholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “SciSparc” refer to SciSparc Ltd. and its consolidated subsidiaries.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

On September 28, 2023, we completed a reverse split of our share capital in the ratio of 26:1, or the Reverse Split. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to herein reflect the amounts after giving effect to the Reverse Split.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information.

We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Ordinary Shares. Before you decide to invest in our Ordinary Shares, you should read the entire prospectus carefully, including the “Risk Factors” section, and the financial statements and related notes thereto and the other information incorporated by reference herein.

Our Company

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in developing and testing pharmaceutical compositions comprised of N-acylethanolamines and cannabinoids such as Palmitoylethanolamide, or PEA, and/or Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptor agonists, from which we have derived three main proprietary combinations: SCI-110 for the treatment of Tourette syndrome and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD. We hold a 50.86% controlling stake in our subsidiary SciSparc Nutraceuticals Inc., which focuses on the sale of hemp-based products on Amazon Marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases such as TS and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

SCI-160 is a novel pharmaceutical preparation containing a cannabinoid receptor type 2, or CB2 receptor, agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, a member of the SciSparc Scientific Advisory Board. We believe that modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions. On August 13, 2024, we entered into an exclusive patent license agreement, or the License Agreement, for the out-licensing of our SCI-160 program with Polyrizon Ltd., or Polyrizon. Pursuant to the License Agreement, we granted Polyrizon a royalty-bearing, exclusive, sub-licensable right and license to the SCI-160 platform, or the License. Pursuant to the License Agreement, we received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share. On December 30, 2024, pursuant to a share transfer agreement, we assigned all of the Polyrizon ordinary shares and pre-funded warrants held by us, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for an aggregate consideration of $770,548. In addition, in consideration for the License, we will receive royalties from sales related to the SCI-160 platform and income generated from it.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we developed a regulatory dossier that was submitted to the German Federal Institute for Drugs and Medical Devices, or BfArM, and the Israeli Ministry of Health, or MoH, for our SCI-110 program for TS. Both agencies approved the program. We plan to submit this regulatory dossier to the U.S. Food and Drug Administration, or the FDA.

Standby Equity Purchase Agreement with YA

On January 21, 2024, we entered into the SEPA with YA, as amended on February 26, 2024. Pursuant to the SEPA, we will be able to sell up to $20.0 million of our Ordinary Shares, at our sole option, any time during the three-year period following the execution date of the SEPA. Of the Commitment Amount, to date we have sold 5,798,078 Ordinary Shares. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA, or the Advance Price. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Ordinary Shares that would result in it owning more than 9.99% of our Ordinary Shares.

Subject to certain conditions precedent as described in the SEPA, we may request Pre-Paid Advances. Each Pre-Paid Advance will be evidenced by a Promissory Note. Each Promissory Note will fully mature 24-months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, we shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice, where YA will offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at our option. If we elect to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains our customary representations and warranties and Events of Default.

We are not obligated to utilize any of the $20.0 million available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the Ordinary Shares and the number of Ordinary Shares actually sold. The SEPA does not impose any restrictions on our operating activities. During the term of the SEPA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the Ordinary Shares.

In addition, we also agreed to pay YA a commitment fee equal to $200,000, or 1.0% of the aggregate amount available to be sold under the SEPA, as consideration for its irrevocable commitment to purchase our Ordinary Shares under the SEPA, payable in an amount of our Ordinary Shares equal to $200,000 divided by the daily volume-weighted average price of the Ordinary Shares on the trading day immediately prior to the SEPA and also agreed to pay to YA a structuring fee in the amount of $10,000. As satisfaction of the commitment fee, we issued 55,293 of our Ordinary Shares as the Commitment Shares to YA.

Pursuant to the SEPA, we are required to register resales of the Ordinary Shares eligible to be sold pursuant to the SEPA and Commitment Shares, collectively referred to as the Registrable Shares. We filed the Original SEPA Form F-1 on February 27, 2024, which was originally declared effective by the SEC on March 6, 2024.We originally filed the Registration Statement, of which this prospectus forms a part, in order to register resales of up to an additional 21,000,000 Ordinary Shares under the SEPA on August 28, 2024, which was originally declared effective on September 5, 2024. We shall not have the ability to request any further advances under the SEPA until the post-effective amendment to the Registration Statement, of which this prospectus forms a part, is declared effective.

As of the date of this prospectus, we have received $6,298,840 in gross proceeds under the SEPA from sales made to YA pursuant to the SEPA.

AutoMax Agreement and Plan of Merger

On April 10, 2024, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with AutoMax Motors Ltd., an Israeli limited company and a leading vehicle importer company in Israel, or AutoMax, and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company, or Merger Sub, as amended on August 14, 2024 and November 26, 2024. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by our shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company, or the Merger. Pursuant to the Merger Agreement, both companies will continue to pursue their respective business and operations until the Merger becomes effective. After consummation of the Merger, we anticipate that our current ongoing business operations, including our clinical stage pharmaceutical business, will continue along with the business of AutoMax.

AutoMax’s Business

Overview

AutoMax imports and markets a variety of private vehicle models, from various categories such as small vehicles, crossovers, executive vehicles, premium vehicles, work vehicles, and buses manufactured by TEMSA Skoda Sabancı Ulaşım Araçları A.Ş. AutoMax’s operations are conducted in Israel. AutoMax believes there are several primary factors that contribute to the success of vehicle importers in Israel, including: (i) innovative vehicle models and the manner in which these are branded among customers; (ii) trade conditions, especially the exchange rates of the foreign currencies in which the importer imports in comparison to the currency exchange rates of competitors; (iii) the existence of good relations with the manufacturer and/or the agent which is also reflected in import prices; (iv) the technological quality of the imported vehicles; (v) high marketing ability of the importer, which is also reflected in the adjustment of the vehicle and the prices to market demands; (vi) the level of provided service and the reputation of the importer; (vii) good geographical layout of purchasing agencies across the world (especially true for parallel importers); and (viii) the geopolitical situation in the countries from which the vehicles are imported. AutoMax’s clients range from private customers to institutional customers, including companies that lease, rent, and operate vehicle fleets, and car dealerships.

AutoMax operates through various subsidiaries, which include Dalhom Automax Ltd., of which it holds 50% of the voting rights, or Dalhom Automax; AutoMax Trade-In Ltd., of which it holds 80% of the voting rights, or AutoMax Trade-In; Automax Leasing Ltd., a wholly owned subsidiary, or Automax Leasing; and Global Automax Ltd., a wholly owned subsidiary, or Global Automax.

Global Automax holds a number of subsidiaries: Automax HaShfela Ltd., in which it holds 50% of the voting rights; Automax Netanya Ltd., a wholly owned subsidiary; Automax Fleet Vehicles Ltd., in which Global Automax holds 50% of the voting rights; and Automax HaSharon Ltd., in which Global Automax holds 67% of the voting rights.

Industry Overview

The vehicle market in Israel differs from most vehicle markets in the world due to its geographical isolation (the absence of open land borders for free trade in vehicles) and the existence of high import duties. The percentage of vehicle ownership in Israel is relatively low compared to various Western countries, due to, among other things, the relatively high price of vehicles, mainly due to high taxation, inferior road infrastructure compared to other Western countries, and high population density.

Furthermore, the vehicle market in Israel includes a relatively large number of vehicle importers, compared to other sectors in the economy, that import vehicles that are manufactured in different countries around the world. Most vehicle importers import several brands and products.

The development of the automotive market in Israel is characterized by fluctuations resulting from changes in the macroeconomic environment of the economy, among other factors. The main characteristics of the automotive market that affect AutoMax’s activity and the competitors in this market are:

●	High dependence on suppliers. The success of vehicle importers depends mainly on the relationship with manufacturers of the vehicles imported and the strategy of the manufacturers’ activity in relation to the launch of new products, brand positioning in the world, model policy, trade conditions, price policy and marketing support. It should be noted that the dependence on the vehicle manufacturers is mainly relevant to the direct importers who have, in practice, exclusive franchise agreements with manufacturers whose products they import to Israel. AutoMax believes that it has no significant reliance on the activity of a particular vehicle manufacturer.

●	Changes in consumer preferences. The vehicle preferences in Israel are subject to frequent changes, resulting from the preference of certain models by consumers, and due to a variety of factors, including but not limited to, engine type (diesel, oil, electric, hybrid or gasoline), the size of the vehicle, its design, technological advantages, environmental rating, fuel economy, safety standard, price and marketability on the resale market.

●	Taxation of vehicles. The importing of most private vehicles in Israel is subject to purchase taxes, Value Added Tax and customs imposed at cumulative rates of approximately 30%-130% (or, oftentimes, more), of the cost of the vehicles. The aforementioned tax rates are among the highest in the world. Changes in tax rates, or benefits given to vehicles of a certain type, have a direct impact on the preferences of customers in the area of activity. In addition, changes in taxation on vehicles provided to employees as part of their employment conditions may affect their preference in relation to receiving vehicles from the workplace versus purchasing.

●	Fuel and electricity prices. Changes in fuel and electricity prices may have an impact on consumer preferences in the long term. Vehicle model preferences vary depending on the type of energy used (i.e., diesel, gas, gasoline, or electricity) and each such energy price.

●	Regulation. The automotive industry in Israel is characterized by vast regulation and strict regulatory requirements, including the standardization requirements, which may affect the Company’s expenditure and the results of its operations.

●	Infrastructure levels and density of the roads. According to research conducted by the Bank of Israel, the roads in Israel are characterized by high levels of density, especially in the areas with greater population concentration. This affects the scope of vehicle purchases and is expected to affect it in the future as well.

●	Changes in currency and interest rates as well as the economic environment.

Competition

AutoMax operates in two highly competitive industries: the vehicle industry in Israel as an importer and seller and in the international vehicle industry as a purchaser of vehicles.

The value chain in the automotive industry includes international vehicle manufacturers, vehicle importers, vehicle dealers (over 8,000 authorized vehicle dealers), financing entities and end users: households, corporate firms and public organizations. According to the Automotive Industry Review published online by Dun & Bradstreet in February 2024, or the Automotive Industry Review, there are approximately 20 official import groups representing various manufacturers in Israel, which are responsible for approximately 97% of the automotive imports to Israel. Alongside these, there are several dozen parallel importers who are collectively responsible for approximately 3% of the imports. However, during the years 2019 to 2024, a small number of parallel importers were responsible for approximately 75% of the total parallel import to Israel. Additionally, there are vehicle leasing and rental companies, consisting of approximately five primary companies, alongside smaller companies.

According to the Automotive Industry Review, as of year-end-2023, there were approximately 4.1 million vehicles on the roads in Israel, of which, approximately 86% are private vehicles. According to the State of Israel Central Bureau of Statistics, despite a relatively low level of vehicle ownership in Israel, based on the number of vehicles per 1,000 residents, the traffic density remains among the highest in the world. Based on studies conducted in previous years, as detailed in Automotive Industry Review, the density is 3.5 times higher than the Organization for Economic Co-operation and Development, or the OECD, average. The main contributors are the concentration of population in central Israel, an underdeveloped public transportation system and the lack of correlation between the construction of roads and the increase in population.

Operating and Growth Strategy

According to the Automotive Industry Review, the total number of motorized vehicles in Israel consists of approximately: 3.5 million private vehicles (representing approximately 86%), 310,000 trucks (representing approximately 8%), 169,000 motorcycles (representing approximately 4%), and 64,000 buses and taxis in aggregate (representing approximately 2%). The Automotive Industry Review – 2023, published in Dun & Bradstreet detailed that in the first part of the year 2023, the volume of automobile deliveries resembled that of the peak year in 2021; however, commencing from June 2023 there was a slowdown in the volume of deliveries. This deceleration was a result of events that impacted the economy in 2023, adversely affecting the purchasing power of households, high interest rates prevailing in the economy in 2023, peaking at 4.75% in the latter half of the year, diminished both purchasing power and financing capabilities, the proposed judicial reforms in Israel creating significant uncertainty in the economy and threatening Israel’s credit rating, also affecting the shekel-dollar exchange rate and increasing the cost of imported goods, including automobiles; and the outbreak of Israel’s current war against Hamas that became known as the ‘Iron Swords’ war in Israel (for more information, see “Risk Factors – Risks Related to AutoMax’s Operations in Israel – Conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region, may adversely affect AutoMax’s operations and limit its ability to market its products, which would lead to a decrease in revenues”), which resulted in reduced demand.

According to an article titled Taxation of Vehicles in Israel for the Year 2023 published on the Israel Transportation Managers website on February 18, 2024, in the year 2023, there was an aggregate of 270,023 passenger vehicles imported to Israel, compared to 268,131 in the year 2022, representing an increase of 0.7%. Based on AutoMax’s financial results, the import of vehicles in the first three quarters of 2023 showed an increase compared to the first three quarters of 2022 and declined in the last quarter due to the outbreak of the ‘Iron Swords’ war, which resulted in reduced demand, delays, and increased transportation costs, coupled with security threats associated with transportation in the Red Sea.

Additionally, the ‘Iron Swords’ war that began in the fourth quarter of 2023 created market uncertainties and weakened consumer sentiment. At the onset of the war, numerous employees were put on unpaid leave, many businesses in the commercial sector reduced their workforce or at least halted recruitments, reducing the inclination to acquire new cars. Due to the reduction in manpower, the number of employed individuals in the commercial sector holding leased vehicles on behalf of the employer, who constitute major clients of leasing services, has slowed down, and according to Automotive Industry Review, this is expected to further dampen the demand for leasing services in the year 2024.

AutoMax currently operates eight branches, five of which are operated directly by Global AutoMax, two are operated through joint companies of Global AutoMax and third parties, and one that is located in Acre, Israel, is operated by authorized representatives. AutoMax agreements with its authorized representatives are typically for a term between three and five years.

AutoMax’s main strategies to help enable its growth include:

●	Building and preserving an inventory of products and models in accordance with customer preferences, and technological advancements and market developments. AutoMax frequently monitors trend changes and consumer preferences, in order to expand the range of products and services it offers.

●	Integrating activity sectors in the vehicle industry synergistic to its activity and the deployment of supply sources on sales centers, while examining their contribution to its profitability.

●	Obtaining a leasing license and entering the leasing market.

●	Forming partnerships and/or collaborations with representatives and manufacturers of internationally leading brands in the automotive industry as well as investment fields.

AutoMax’s Competitive Advantages

Unlike direct importers who are guaranteed a certain vehicle inventory, pursuant to agreements with manufacturers, AutoMax is required to purchase its vehicle inventory from authorized dealers and various suppliers in various international markets, under more competitive conditions. AutoMax is able to operate in a larger number of markets with different characteristics, with a variety of products, while aiming to increase its geographical purchase sources.

While direct importers are bound to agreements with manufacturers, and therefore subject to such manufacturers’ framework with a predetermined model cascade, which limits the vehicle models they can import. Parallel importers, such as AutoMax, have greater flexibility with regards to the brands and models selected for import. The number of significant parallel importers remains relatively low in Israel (during the years 2019 to 2024, a small number of parallel importers were responsible for approximately 75% of the total parallel import to Israel), reducing AutoMax’s competition in this category. The high profit margins characterized by vehicles sold by direct importers allow AutoMax to sell its imported vehicles at competitive prices, thus gaining consumer preference. Furthermore, its ability to find convenient procurement sources in terms of price and transportation, distribution, and sales network provides AutoMax with a competitive advantage over other parallel importers. AutoMax is currently the leading and largest company in the indirect sectors in terms of vehicle imports, importing approximately 40% of the total vehicles imported to Israel by parallel import during the years 2019 to 2024.

Employees and Human Capital

The following table presents the number of employees employed by AutoMax as of December 31, 2022, 2023, and 2024, by departments. None of AutoMax’s employees are represented by a labor union.

	Number of employees (including part-time positions)
Department	December 31, 2022	December 31, 2023	December 31, 2024
Management, headquarters and finances	16	14	13
Pre-delivery inspections	17	14	15
Sales	93	43	44
Total:	126	71	72

Environmental Matters

In recent years, as part of the global trend, there has also been a trend in Israel aimed at reducing the environmental damage caused by the use of vehicles. As part of this trend, the global automotive industry is investing in increasing alternative sources of propulsion, starting with hybrid vehicles and ending with vehicles powered by gas or electricity. Similarly, governments around the world have joined the environmental effort, by way of activating regulatory tools to encourage the development, production and purchase of vehicles with less environmental damage.

According to an article published on the website Walla vehicles, titled Summary 2023: 1,000 New Cars Every Day. What Was the Most Sold Vehicle, published on January 1, 2024, in the course of 2023, approximately 276,500 new vehicles were supplied in Israel, representing an increase in 2% compared to 2022. Based on an article published on the Israel Transportation Managers’ website, approximately 40% of these vehicles were environmentally friendly, which are therefore eligible for a reduced tax rate. This figure indicates the continuation of the trend of the public preference to switch regular petrol vehicles to electric vehicles.

Over the last two years, the electric vehicle market began to develop in Israel. As of the date of this prospectus, the electric vehicle category is mainly dominated by Chinese brands. From the data of the automobile industry for the year 2023, it is evident that electric technology was widely implemented in the market during this year, as 48,000 electric cars were delivered, accounting for approximately 18% of all deliveries, compared to 2022 in which approximately 27,600 electric cars were delivered. According to the Automotive Industry Review, there is currently a high adoption rate of electric vehicles, represented by a growth of approximately 74%.

Seasonality

There is usually a seasonality in vehicle sales in Israel that is manifested in a decrease in vehicle sales towards the end of the calendar year (in the fourth quarter of the year) and an increase in sales at the beginning of the calendar year (in the first quarter of the year). This trend stems, to the best of AutoMax’s knowledge, from the consumers’ preference to postpone the purchase of the vehicle until the beginning of the next calendar year, so that the registration, as will appear on the vehicle license, will be of a more advanced calendar year.

However, in the years 2020 through 2023, the Israeli government decided to reduce the purchase tax discounts for hybrid vehicles starting from the beginning of the first quarter of the following year. Therefore, buyers of this type of vehicle chose to purchase the vehicles at a lower price in the fourth quarter of that year. At the same time, importers preferred to release from ports and bonded warehouses a large number of vehicles for inventory at a lower cost.

Governmental Regulations

AutoMax operates in a highly regulated environment and is subject to many governmental regulations and laws that can impact its competitive position and earnings. These regulations are designed to increase competition in the local market and protect consumers. AutoMax is subject to consumer protection laws, laws regulating the import of spare parts, laws regulating services and recall obligations and regulations by the Committee for Increasing Competitiveness in the Economy under the Ministry of Finance of the State of Israel.

Furthermore, governments across the globe, including in Israel, have started adopting new regulations aimed at environmental matters in an attempt to slow climate change. Over the years AutoMax has seen certain tax repercussions on vehicles pursuant to these regulations, for example the Green Tax as adopted in Israel in 2009, pursuant to which the taxation on a vehicle is set by the level of pollution for such vehicle. This Green Tax was adopted to encourage consumers to lean towards ecofriendly vehicles. Additionally, AutoMax is subject to governmental regulations in the countries from which it imports its vehicles. The European union has adopted the Worldwide Harmonized Light Vehicle Test Procedure, or WLTP, which is used to measure fuel consumption and CO2 emissions. All vehicles imported to Israel are subject to the WLTP test to determine the Green Tax for such model.

Based on data provided for AutoMax, within the private vehicle market in Israel, taking into account only importers that imported 20 vehicles or more as of June 2024, there are approximately 41 different vehicle importers, of which approximately 19 are direct importers and 22 parallel importers.

The vehicle market in Israel is characterized by vast regulations, one of which is the Committee for Increasing Competitiveness in the Economy under the Ministry of Finance of the State of Israel. In order to increase the competitiveness in the field of the automotive industry and decrease the price of vehicles and spare parts, while increasing the existing variety in the Israeli market, one of the laws that was adopted for this purpose was the Vehicle Services Licensing Law, which purpose was to regulate the licensing of automotive services in the industry. The law came into effect by supervisory orders by virtue of the Supervision of Commodities and Services Law, 5717-1957, or the Vehicle Services Law.

The Vehicle Services Law defined three types of importers: (i) Direct importers – an importer operating according to an agreement with the vehicle manufacturer; (ii) parallel importer – an importer operating according to an agreement with an authorized agent of the vehicle manufacturer; and (iii) small importer – an importer who imports up to 20 vehicles per year, operating according to an agreement with an individual in a foreign country. The Vehicle Services Law further mandates that when granting an import license, the director of the Vehicle and Maintenance Services Department at the Ministry of Transportation, may consider, inter alia, aspects related to promoting competition in the automotive industry, after consulting with the competition commissioner.

In addition, AutoMax is subject to various advertising, sales, employment, financing and privacy laws, all of which could affect its ability to obtain the required licenses and permits to operate its business.

Certain Material Israeli Regulatory Provisions

The following summary is a discussion of material Israeli regulatory provisions applicable to AutoMax’s current activities but does not discuss all of the aspects of Israeli or other law that may be relevant to AutoMax’s activities. The following summary is for general information purposes only and is based upon current Israeli law.

Competition in the Automotive Industry

Following the conclusions of the Committee for Increase in Economical Competition, published in 2012, the Israeli government decided to take a series of measures in the automotive industry with the aim of increasing competition in the industry and supporting the decline in the prices of vehicles and spare parts, while increasing the existing diversity of vehicle models in the Israeli market.

As part of these measures, during 2016, the Vehicle Services Law was passed into law. The purpose of the Vehicle Services Law is to regulate the licensing of vehicle services and professions in the automotive industry, most of which were regulated before the law came into force, by supervision orders by virtue of the Supervision of Commodities and Services Law, 5718-1957. One of the goals of the Vehicle Services Law is to establish new provisions that would promote competition in the industry and consumer rights.

In addition, in order to remove competitive barriers on Parallel Importers and Small Importers, the Direct Importer is obligated to provide a manufacturer’s warranty as given in the country of origin, spare parts and treatment of serial safety malfunctions for every vehicle manufactured by a manufacturer imported by it, even if the model of vehicle was not actually imported by the Direct Importer, but by a Parallel Importer.

The Vehicle Services Law is intended to reduce regulation on the import and trade of spare part for vehicles. Such reduction in regulation shall only apply to spare parts of vehicles certified by an Israeli, European or American standard. Accordingly, the existing complex and cost-heavy import and trade procedures for spare parts were eliminated. In addition, the Vehicle Services Law regulated the trade in vehicle safety equipment, while imposing various obligations on the license holder to trade in vehicle safety equipment, such as safety requirements, providing liability for their products, handling defective products, and correctly marking traffic products.

The Vehicle Services Law imposes statutory obligations on Commercial Importers, including providing the buyer with safety information about the vehicle, publicizing the level of safety equipment of the vehicle, providing information to the garage about the care and maintenance of vehicles (except for Small Importers), securing the buyer’s financial liability by limiting the amount paid by each buyer in advance as down payment for the purchased vehicle, unless the buyer had registered it in his or her name. If a buyer did not register the vehicle in his or her name, the Commercial Importers must inform him or her before the purchase, of his or her entitlement to receive a bank guarantee for the cost of the down payment for the vehicle.

In addition, the Vehicle Services Law opened the market to private imports for personal or family use, which allows such importers to import vehicles for business needs.

Safety Disclosures

The Licensing Regulations for Services and Professions in the Automotive Industry (Car Importation and Marketing, Mediation In Personal Importation and Fees), 5777-2016, were installed by virtue of the Vehicle Services Law. These regulations stipulated, among other things, provisions regarding the regulation of serial safety malfunctions in imported vehicles (recalls), publication of safety information regarding a vehicle in advertising and at the sale centers, provision of instructions for use of the vehicle to the buyer and reporting of damage caused to the vehicle prior to delivery.

Parallel Importer License

The main legal provisions governing the procedure required to obtain a Parallel Importer and Direct Importer license are included in the Vehicle Services Law, Licensing Regulations for Services and Professions in the Automotive Industry (Car Import and Marketing and Car Trade), 5776-2016, and Procedure No. 1/16, and Procedure 2/16, of the Vehicle and Maintenance Services Division published by the Ministry of Transportation, respectively.

These provisions establish, inter alia, threshold requirements for obtaining a license for the parallel import of vehicles, including:

●	entering into an agreement with an authorized agent (either a primary agent (a primary agent is an entity that has an agreement with the vehicle manufacturer according to which it is authorized to sell a vehicle made by the vehicle manufacturer) or secondary agent (a secondary agent is an entity or person connected by an agreement with a primary agent regarding the vehicle imported by a Direct Importer, according to which that entity or person is authorized to act on behalf of the primary agent and sell a vehicle manufactured by the car manufacturer with which the main agent has entered into an agreement to sell a vehicle);

●	a letter of commitment both from the vehicle manufacturer in a foreign country and a letter of commitment from the applicant;

●	minimum equity (as specified in regulation 6 of the Import Regulations, and which varies according to the number of vehicles imported by the Commercial Importer in the year preceding the year for which the license application was submitted); and

●	the Commercial Importer’s direct reporting obligation to the administration, and infrastructure for providing maintenance services for the vehicle.

As part of the Parallel Importer’s engagement with the authorized agent, the authorized agent is required to notify the Parallel Importer, immediately, of any serial safety malfunction discovered in the vehicle sold to the Parallel Importer (recall). In addition, the authorized agent must have sold more than 1,500 new vehicles in the year preceding the year of submitting the application for the Parallel Importer license.

In addition, the Parallel Importer has various obligations towards its customers, including:

●	vehicles sold by such Parallel Importer must be new vehicles (or a vehicle registered in a foreign country that have not traveled more than 150 km);

●	the Parallel Importer must provide maintenance services, supply spare parts to the vehicle for no less than seven years from the date of delivery of the vehicle to the consumer;

●	the Parallel Importer has the obligation to immediately notify consumers about any serial safety fault discovered in the vehicle sold to them, as well as providing information to the consumer regarding the issue;

●	timely reporting the date of termination of contractual engagement with the manufacturer;

●	advertising of service garages;

●	providing relevant information to customers; and

●	remaining in compliance with the Parallel Importer’s obligations according to the relevant sections of the Vehicle Services Law.

In accordance with the foregoing, AutoMax distribution agreements with authorized agents generally include the following provisions: (a) the agent undertakes to sell to AutoMax, from time to time, new vehicles manufactured by a particular manufacturer (brand), in quantities and according to prices, payment terms and supply terms as agreed between the parties, for the purpose of marketing and selling these vehicles by AutoMax, and AutoMax is not obligated to purchase pre-determined quantities of vehicles; (b) the agreements include the agent’s declarations and undertakings as required by the Vehicle Services Law, as a condition for granting a parallel import license, including declarations regarding the date of manufacture of the supplied vehicles and their mileage at the time of delivery; (c) the agreement include the agent’s undertaking to provide AutoMax with the professional booklets, manuals and instruction manuals in English; and (d) the agreements include the Agent’s undertaking to update AutoMax as soon as possible regarding the recall of vehicles by the manufacturer and to provide the AutoMax’s customers with any material information required in connection with such recall, including technical instructions for correcting the malfunction.

Usually, agreements are signed for a period of 6 years, where, inter alia, each party may bring the agreement to an end by giving the other party written notice 90 days in advance. The agent undertakes to continue to sell to AutoMax, even after termination or expiration of the Agreement for any reason, the spare parts for the vehicles purchased by the AutoMax, for at least seven years from the date of supply to the customers of vehicles sold by AutoMax.

It is clarified that according to the provisions of the law described above, a Parallel Importer may import and market vehicles of a certain model for which the Parallel Importer was granted a license from the Ministry of Transportation, even not throughout the authorized agent with whom the Parallel Importer received the license for that particular model.

Clean Air Law, 5768-2008

Section 38 of the Clean Air Law, 5768-2008, or Clean Air Law, requires any person who sells or markets new vehicles, to disclose in the publications conducted and published by them in the media, the level of air pollution and fuel consumption data of the new vehicles marketed by them, in accordance with the provisions of the Clean Air Regulations (Disclosure of Air Pollution Data from Motor Vehicles in Advertisements), 5769-2009.

In 2009, the “green taxation” reform in Israel, or the Green Tax, came into effect. The Green Tax is a benefit in the purchase tax rate imposed on vehicles depending on the level of pollution of the vehicle, while setting tax incentives for the purchase of vehicles that pollute less. According to the green index, all new vehicles are ranked according to their level of pollution, so that a vehicle that pollutes less will receive more tax benefits. In order to implement this principle, the purchase tax on the purchase of private vehicles was raised from 72% to 83%, and tax reductions were given at increasing rates, up to a maximum discount of about NIS 15,000, for the least polluting vehicles. As part of the Green Tax reform, it was determined that the calculation formula for the “green score” will be updated from time to time, in order to maintain the efficiency of the incentives and keep up with the pace of technological changes in the world, which reduce the level of emissions from vehicles.

The Green Tax reform has led to an increase in the market segment of small vehicles with small volume engines that enjoy the full tax benefit. However, changes in fuel prices may reduce this effect. The effect of the Green Tax reform on society depends on the mix of products proposed by vehicle manufacturers. According to a report by the Automobile Importers Association, while Green Tax regulation encourages the entry of new, non-polluting vehicles, there is no incentive to remove old vehicles already in circulation in the Israeli market, which boasts a high life expectancy of a vehicle and stands at 15.5 years. According to Hezi Shave and Nadav Caspi, “Multi-Year Plan for Removing Polluting and Unsafe Vehicles 2021”, the percentage of vehicles which are 9 years old or older is 31%. Prominent elements that delay the process of dredging vehicles in Israel are, among others, car insurance that is not affected by the age of the vehicle, lack of monetary compensation for scrapping an old vehicle, and more.

Following the update of the Pollution Regulations and the Vehicle Pollution Testing Procedure in the European Union (WLTP), the Green Tax formula was updated in Israel to reflect the change in the measurement method, or the New Green Tax Formula. The New Green Tax Formula gradually reduces the tax benefits for vehicles with a low level of pollution and sets tax benefit ceilings, causing an increase in the prices of vehicles that enjoyed purchase tax benefits as part of the Green Tax (such as electric and hybrid vehicles). The New Green Tax Formula went into effect on April 1, 2019, and as of the date of this prospectus, it is updated once on January 1 of each year, with the tax benefit on hybrid and plug-in vehicles expected to be completely eliminated in 2025. On January 1, 2023, the purchase tax on hybrid and plug-in cars increased from 40% in 2022 to 55% in 2023, and the tax benefit ceiling was reduced from NIS 40,000 in 2022 to NIS 30,000 in 2023. The purchase tax on electric cars doubled from 10% in 2022 to 20% in 2023, and the tax benefit ceiling was reduced from NIS 75,000 in 2021 to NIS 60,000 in 2022. On January 1, 2024, the sales tax on hybrid and plug-in cars increased to 83% and the tax benefit ceiling was cancelled, the purchase tax on electric cars increased to 35% and the tax benefit ceiling for such vehicles was reduced to NIS 50,000. This update to the formula on tax rate to be paid on some of the vehicles imported by AutoMax, as well as on the vehicles of AutoMax’s competitors, caused a moderate increase in the prices of some of the vehicles marketed in Israel.

On January 1, 2024, the Israeli Minister of Finance signed an order stating that the sales tax rates imposed on electric vehicles and plug-in vehicles, which were in effect in 2023, will continue to apply until January 31, 2024 for vehicles on-route to Israel, provided that at the time of departure the vehicle was supposed to arrive at a port in Israel by December 31, 2023 and the delay in its arrival was caused by the security risk involved in the transfer of goods in the Red Sea during the Iron Sword War, and provided that an import declaration has been filed for the vehicles by January 31, 2024.

In addition, despite the provisions of the law stating that the date of import is the time of docking of the ship carrying the goods, as determined in section 144 of the Customs Ordinance, it was decided by the Minister of Finance, in accordance with the Customs Tariff and Exemptions and Purchase Tax on Goods Order (Temporary Order No. 7), 5779-2019 (Amendment), 5774-2024, to approve, in an exceptional manner, payment of tax according to the tax rate that applied as of December 31, 2023 and not on the date of arrival of the goods. This relief was approved in light of the security situation due to the Iron Swords War, and in light of inquiries received from representatives of the community regarding the expected delay of vehicle ships on their way to Israel, due to the change in their route caused by the security situation, citing expected arrival after December 31, 2023, which would have resulted in payment of tax in accordance with the aforementioned temporary order. The relief is subject to the Civil Administration’s conviction that the delay was caused by a threat in the Red Sea related to the Iron Swords War.

Taxation

Changes in the provisions relating to employee taxation and taxation of the use of an employer’s vehicle (imputation of the value of a vehicle) may affect business entities in decisions regarding the granting of benefits to employees by way of providing a vehicle for their use and on employees’ considerations in obtaining a company vehicle as a substitute for wages. These changes may also affect AutoMax, as employees tend to forgo receiving a car from the workplace and prefer to purchase a car privately.

The Customs Tariff and Exemptions and Purchase Tax on Goods Order (Temporary Order No. 5), 5773-2013, or the Order, stipulated that the tax on private vehicles whose consumer price exceeds NIS 300,000 will increase. According to the order, the vehicles for which the Order applies to, in addition to the purchase tax rate applicable to the vehicle, will be tax at an additional tax rate calculated as a multiple of 20% in the difference between the price of the vehicle to the consumer and NIS 300,000, divided by the price of the vehicle to the consumer. On June 20, 2018, the order was updated to apply to hybrid (including plug-in) and electric vehicles. Because AutoMax imports a variety of cars (electric, hybrid, plug-in, gas), AutoMax has the ability to change the types of vehicles imported based on the tax policies applicable to each type of vehicle.

In accordance with Amendment No. 3 to the Traffic Regulations, 5728-1961, the year of manufacture of the vehicle will be determined according to the year it went on the road, and such a vehicle will be considered new if twelve months have not yet passed from the date of manufacture, with exceptions. This means that a vehicle that resides in the Commercial Importer’s warehouses beyond the aforementioned period will be considered a “second-hand” vehicle, and as a result, the importer will be required to pay the purchase tax imposed on the vehicle and sell it as a “second-hand” vehicle. Accordingly, if a year has passed since the date of manufacture of the vehicle and the vehicle has not yet been sold, AutoMax is required to carry out a licensing procedure for the vehicle and register it in its name, and the sale of the vehicle will be considered as a second-hand car sale. In order to avoid selling second-hand vehicles, AutoMax updates its marketing personnel shortly before the 12-month period has passed and provides high incentives to salespeople for selling these vehicles.

In July 2013, the Ministry of Transportation published a procedure for implementing Regulation 270D of the Traffic Regulations, which deals with the provision of tax incentives for vehicles equipped with safety systems. The purpose of the procedure is to encourage the import and purchase of equipped and safe vehicles. In addition, from time to time the Israel Tax Authority revisions the number of points given to the various safety systems and lowers scores for systems that have already been sufficiently implemented by the public. In accordance with the aforementioned procedure, motor vehicles imported to Israel of type 1N and 1M (as defined in the Transportation Regulations), weighing more than 3.5 tons, are entitled to a reduction in purchase tax according to the level of safety equipment of the vehicle, which will be determined according to the range of safety systems installed in the vehicle and according to the scoring system set out in the procedure. As part of the aforementioned reform, it was determined, inter alia, that each vehicle model will have a “level of safety equipment”, to be specified on the vehicle license, and Commercial Importers will be required to report to the Ministry of Transportation about the existing safety systems in the vehicle model. The more safety systems the vehicle is equipped with, the higher the level the safety equipment will be considered. As of the date of this prospectus, the tax benefit by virtue of the safety incentive depending on the various levels of safety equipment ranges from approximately NIS 238 to approximately 2,500 NIS, i.e. NIS 238 per credit point. AutoMax estimates that the effect of this incentive on the prices of vehicles marketed by it is immaterial.

On November 5, 2020, the Israel Tax Authority published a directive to customs agents according to which, from February 1, 2021, it is mandatory to attach a certificate of conformity, or COC, document to the vehicle file, and for each model (determined by the Ministry of Transportation) it is mandatory to attach at least one COC document. The directive emphasized that if at the time of creation of the vehicle file, no COC document will be attached to one of the vehicle files of the same model (in the current file or in one of the previous vehicle files), it will not be possible to register the vehicle. COC documents form an “identity card” of any new vehicle, which is manufactured in Europe. The COC document includes vehicle data, including tire size, exact weights, safety accessories, technical specifications and air pollution data.

As of January 1, 2017, and according to the Services and Professions in the Vehicle Industry Regulations (Vehicle Import and Marketing, Personal Import Intermediation and Fees), 5777-2016, a Commercial Importer must publish in its show rooms or any other place where it sells or markets vehicles, information regarding the level of safety equipment of new vehicles sold by it.

As of January 1, 2018, the Traffic Regulations (Amendment No. 2), 5778-2017, came into force, according to which private and commercial vehicles registered for the first time by a Commercial Importer will be required to install a collision warning system and lane departure.

Consumer Protection Regulations (Cancellation of a Transaction), 5771-2010

According to the Consumer Protection Regulations (Cancellation of a Transaction), 5771-2010, approved by in August 2011, a consumer may cancel an order for a new vehicle purchased from a Commercial Importer within 14 days, provided that the vehicle has not yet been delivered to the buyer.

The Privacy Protection Law, 5741-1981

Certain aspects of AutoMax activities are governed by the Privacy Protection Law, 5741-1981, or the Privacy Protection Law, and the regulations promulgated thereunder. AutoMax acts to adapt the relevant aspects of its activity to the provisions applicable under the Privacy Protection Law and the regulations promulgated thereunder, and for this purpose has entered into an agreement with a company that manages the field of information security and privacy protection in AutoMax.

General

In addition to the above, AutoMax is subject to orders, regulations and procedures governing various restrictions and charges applicable to vehicle importers or marketers in Israel; Traffic Ordinance [New Version]; Free Import Order, 5774-2014; Ministry of Transportation procedures that are updated from time to time, as well as the various regulatory requirements defined and updated from time to time by the Standardization Department of the Vehicle Division of the Ministry of Transportation, which deal mainly with vehicle safety, passenger and pedestrian safety, and air pollution. As of the date of this prospectus, to the best of AutoMax’s knowledge, AutoMax complies with and complies with all instructions, requirements and arrangements relevant to its operations.

Intellectual Property and Proprietary Rights

AutoMax’s business name and brand image are critical elements to its business strategy. In Israel, it holds a registered tradename “AUTOMAX” in English, and “Global Automax” in Hebrew, which is set to expire on November 25, 2029. AutoMax’s business is also affected by innovation and technology which have become increasingly important. AutoMax relies on its tradename, domain names and certain copyrights to protect its branding and differentiate it from other brands in Israel.

Company Information

Our legal and commercial name is SciSparc Ltd. We were incorporated in the State of Israel on August 23, 2004, and are subject to the Israeli Companies Law, 5759-1999, or the Companies Law.

Our Ordinary Shares are listed on Nasdaq under the symbol “SPRC”. Our principal executive offices are located at 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916 Israel. Our telephone number in Israel is: (+972) (3) 717 5777. Our website address is http://www.scisparc.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this prospectus.

THE OFFERING

Ordinary Shares currently outstanding	10,828,251 Ordinary Shares.

Ordinary Shares offered by the selling shareholder	Up to 20,604,809 Ordinary Shares that we may sell to YA under this SEPA from time to time.

Ordinary Shares to be outstanding after this offering(1)	31,433,060 Ordinary Shares, assuming the sale of a total 20,604,809 Ordinary Shares to YA pursuant to the SEPA (at an assumed price per share of $0.599, which is the last reported sales price of our Ordinary Shares on Nasdaq on January 17, 2025).

Use of proceeds	We will not receive any proceeds from the sale of the Ordinary Shares included in this prospectus by the Selling Shareholder. We may receive up to $20.0 million aggregate gross proceeds under the SEPA from sales of the Ordinary Shares that we elect to make to YA pursuant to the SEPA, if any, from time to time in our sole discretion, although the actual amount of proceeds that we may receive cannot be determined at this time and will depend on the number of shares we sell under the SEPA and market prices at the times of such sales. In connection with the SEPA, we may request Pre-Paid Advances of the Commitment Amount in an amount up to $5.0 million. Any proceeds that we receive from sales of our Ordinary Shares to YA or Pre-Paid Advances under the SEPA will be used for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 13 of this prospectus, and “Item 3. — Key Information — D. Risk Factors” in our 2023 Annual Report, incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in the Ordinary Shares, for a discussion of factors to consider carefully before deciding to invest in the Ordinary Shares.

Listing	Our Ordinary Shares are listed on Nasdaq under the symbol “SPRC”.

(1)	The number of the Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold and is based on 10,828,251 Ordinary Shares outstanding as of December 31, 2024. This number excludes:

●	7,013 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $166.28 per share;

●	80,000 Ordinary Shares issuable upon the vesting of restricted share units outstanding under our 2023 Share Option Plan;

●	933,787 Ordinary Shares reserved for issuance and available for future grant under our 2023 Share Option Plan;

●	364,694 Ordinary Shares issuable upon the exercise of outstanding warrants, with exercise prices ranging from $68.38 to $637 per Ordinary Share; and

●	13,198 Ordinary Shares issuable upon the exercise of outstanding pre-funded warrants, with exercise prices of $0.026 per Ordinary Share.

RISK FACTORS

Investing in our securities involves risks. Please carefully consider the risk factors described below and in our periodic reports filed with the SEC, including those set forth under the caption “Item 3. Key Information – D. Risk Factors” in our 2023 Annual Report, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.

Risks Related to an Investment in Our Securities and this Offering

It is not possible to predict the actual number of shares we will sell under the SEPA to the Selling Shareholder, or the actual gross proceeds resulting from those sales.

On January 21, 2024, we entered into the SEPA with YA, pursuant to which YA has committed to purchase up to $20.0 million of our Ordinary Shares, subject to certain limitations and conditions set forth in the SEPA. Of the Commitment Amount, to date we sold 5,798,078 Ordinary Shares (including the Commitment Shares). The Ordinary Shares that may be issued under the SEPA may be sold by us to YA at our discretion from time to time over an approximately 36-month period commencing on the date of the SEPA.

We generally have the right to control the timing and amount of any sales of our Ordinary Shares to YA under the SEPA. Sales of our Ordinary Shares, if any, to YA under the SEPA will depend upon market conditions and other factors. We may ultimately decide to sell to YA all, some or none of the Ordinary Shares that may be available for us to sell to YA pursuant to the SEPA.

Because the purchase price per share to be paid by YA for the Ordinary Shares that we may elect to sell to YA under the SEPA, if any, will fluctuate based on the market prices of Ordinary Shares during the applicable purchase valuation period for each purchase made pursuant to the SEPA, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the total number of Ordinary Shares that we will sell to YA under the SEPA, the purchase price per share that YA will pay for shares purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by YA under the SEPA.

Moreover, although the SEPA provides that we may sell up to an aggregate of $20.0 million of our Ordinary Shares to YA, other than the Commitment Shares only an aggregate of 20,604,809 Ordinary Shares are being registered under this Registration Statement that we may elect to sell to YA, in our sole discretion, from time to time from and after the date of, and pursuant to, the SEPA. Even if we elect to sell to YA all of the Ordinary Shares being registered for resale under this prospectus, depending on the market prices of our Ordinary Shares at the time of such sales, the actual gross proceeds from the sale of all such shares may be substantially less than the $20.0 million total commitment under the SEPA, which could materially adversely affect our liquidity.

As of the date of this prospectus, 5,798,078 Ordinary Shares have been sold pursuant to the Original SEPA Form F-1 and the Registration Statement, of which this prospectus forms a part, on Form F-1 relates to the offer and sale of up to an additional 21,000,000 Ordinary Shares by the Selling Shareholder in connection with the SEPA. If we desire to issue and sell to YA under the SEPA more than the 21,000,000 Ordinary Shares offered for resale under this prospectus, we will need to file with the SEC one or more additional registration statements to register under the Securities Act the resale by YA of any such additional Ordinary Shares and the SEC would have to declare such registration statement or statements effective before we could sell additional shares.

Any issuance and sale by us under the SEPA of a substantial number of Ordinary Shares in addition to the Ordinary Shares being registered for resale by YA under this prospectus could cause additional substantial dilution to our shareholders. The number of Ordinary Shares ultimately offered for sale by YA is dependent upon the number of Ordinary Shares, if any, we ultimately sell to YA under the SEPA.

Further, the resale by YA of a significant number of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Ordinary Shares to decline and to be highly volatile.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the SEPA, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to YA. If and when we do elect to sell Ordinary Shares to YA pursuant to the SEPA, YA may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from YA in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from YA in this offering as a result of future sales made by us to YA at prices lower than the prices such investors paid for their shares in this offering.

We may require additional financing to sustain our operations and without it we will not be able to continue operations.

The extent to which we rely on YA as a source of funding will depend on a number of factors, including the prevailing market price of our Ordinary Shares, our ability to meet the conditions necessary to deliver advance notices under the SEPA and the extent to which we are able to secure funding from other sources. Regardless of the amount of funds we ultimately raise under the SEPA, if any, we expect to continue to seek other sources of funding. Even if we were to sell to YA the total commitment of $20.0 million, of which to date we have sold 5,798,078 Ordinary Shares (including the Commitment Shares), under the SEPA we will still need additional capital to fully implement our business plan.

Future sales and issuances of our Ordinary Shares or other securities might result in significant dilution and could cause the price of our Ordinary Shares to decline.

To raise capital, we may sell Ordinary Shares, convertible securities or other equity securities in one or more transactions other than those contemplated by the SEPA, at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional Ordinary Shares, or securities convertible or exchangeable into Ordinary Shares, in future transactions may be higher or lower than the price per share paid by investors in this offering. Any sales of additional shares will dilute our stockholders.

Sales of a substantial number of Ordinary Shares in the public market or the perception that these sales might occur could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares. In addition, the sale of substantial numbers of our Ordinary Shares could adversely impact their price.

Management will have broad discretion as to the use of the proceeds from the SEPA or any potential Pre-Paid Advance and uses may not improve our financial condition or market value.

Because we have not designated the amount of net proceeds or potential Pre-Paid Advance from the SEPA to be used for any particular purpose, our management will have broad discretion as to the application of such proceeds. Our management may use the proceeds for working capital and general corporate purposes that may not improve our financial condition or advance our business objectives.

Risks Related to the Ownership of our Ordinary Shares

We cannot assure you that our Ordinary Shares will remain listed on Nasdaq or any other securities exchange.

On July 16, 2024, we received a written notice from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until January 12, 2025. On January 14, 2025, we received an additional written notice from Nasdaq indicating that we had been granted an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement. The closing price of our Ordinary Shares on Nasdaq on January 17, 2025 was $0.599.

Our American Depository Shares, or ADSs, which previously represented our Ordinary Shares, were listed on Nasdaq from March 2017 through July 2020. On September 21, 2020, our ADSs were delisted from Nasdaq as a result of not meeting the shareholders equity requirements of Nasdaq. Between December 2020 and August 2021, our ADSs were quoted on the OTCQB. In August 2021, our ADR program was terminated and our ADSs were converted to Ordinary Shares on a one-for-one basis. In September 2021, our Ordinary Shares began to be quoted for trading on the OTCQB under the ticker “SPRCF”. In December 2021, our Ordinary Shares were re-listed on Nasdaq and began trading under the symbol “SPRC”.

No assurance can be given that we will remain eligible to be listed on Nasdaq. Further, because of the previous delisting of our ADSs from Nasdaq, if we fall out of compliance with Nasdaq requirements in the future, our Ordinary Shares may be more likely to be subject to Nasdaq’s delisting process and no assurance can be given that we will be able to regain compliance. Any delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, customers and employees.

Risks Related to the Merger

Because the exchange ratio is fixed and will not be adjusted in the event of a change in either our share price or AutoMax’s share price, AutoMax shareholders cannot be certain of the precise value of the consideration that they may receive in the Merger.

At the effective time of the Merger, each outstanding share of AutoMax will be converted into the right to receive a number of our Ordinary Shares, to be determined in accordance with the exchange ratio, which has been determined pursuant to a formula described in more detail in the Merger Agreement, or the Exchange Ratio.

The Merger Agreement does not provide for an adjustment to the total number of our Ordinary Shares that AutoMax shareholders will be entitled to receive to account for changes in the market price of our Ordinary Shares. Accordingly, the market value of our Ordinary Shares issued pursuant to the Merger will depend on the market value of our Ordinary Shares at the time the Merger closes and could vary significantly from the market value of our Ordinary Shares on the date of this prospectus.

Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders (other than our company, which currently holds shares in AutoMax) and its advisor are expected to own approximately 49.99% of our share capital and our shareholders are expected to own approximately 50.01% of our share capital on a fully-diluted basis (subject to certain exceptions).

The Exchange Ratio is the result of the following calculation (rounded to four decimal places): the number of our outstanding shares on a fully-diluted basis (subject to certain exceptions) divided by 0.5001, multiplied by 0.4749, then divided by the number of the AutoMax outstanding shares less the number of the AutoMax ordinary shares held by us; so that, in any event, immediately following the effective time, holders of AutoMax outstanding shares (and its advisor, but other than our company), will hold together 49.99% of our share capital, on a fully-diluted basis (subject to certain exceptions), immediately following the effective time.

The market price of our Ordinary Shares and, as a result, the value of the consideration that AutoMax shareholders may receive pursuant to the Merger Agreement, has been fluctuating since the date that the Merger Agreement was executed and publicly announced and may continue to fluctuate through the date of the completion of the Merger. Accordingly, upon the completion of the Merger and the issuance of our Ordinary Shares to the AutoMax shareholders, the market price of our Ordinary Shares that will be issued to the AutoMax shareholders as the Merger consideration could be greater than, less than or the same as the market price of our Ordinary Shares on the date the Merger Agreement was executed, on the date of this prospectus or on the date of the SciSparc and AutoMax shareholder meetings. Share price changes may result from a variety of factors, including, among others, changes in our or AutoMax’s respective businesses operations or prospects, risks described in the risk factors of each of our company and AutoMax; legislative, regulatory and legal developments; general market, industry and economic conditions; shareholder litigation relating to the Merger or otherwise relating to us or to AutoMax; and market assessments of the likelihood that the Merger will be completed. Because the value of the consideration will depend on the market price of our Ordinary Shares at the time the Merger is completed, AutoMax shareholders will not know or be able to determine at the time of the AutoMax shareholders meeting the market value of the Merger consideration they may receive upon completion of the Merger. Similarly, our shareholders will not know or be able to determine at the time of the special meeting of our shareholders, the market value of the consideration to be paid to the AutoMax shareholders in the form of issuance of our Ordinary Shares pursuant to the Merger Agreement compared to the market value of AutoMax ordinary shares that are being exchanged. You are urged to obtain current market quotations for our Ordinary Shares and AutoMax ordinary shares in determining whether to vote for approval of the Merger-related proposals.

If the proposed Merger with AutoMax is not consummated, SciSparc’s share price could decline.

The consummation of the proposed Merger with AutoMax is subject to a number of closing conditions, including the approval by SciSparc’s shareholders, approval by Nasdaq of SciSparc’s listing of additional securities application of its ordinary shares issued in connection with the Merger, and other customary closing conditions. In addition, at the closing date of the Merger, the net cash held by SciSparc, as described in the Merger Agreement, shall be no less than $4,250,000 (less any amount owned by AutoMax to SciSparc under any loan agreement between the parties) and the sum of $4,250,000 (less any amount owned by AutoMax to SciSparc under any loan agreement between the parties). SciSparc is targeting a closing of the transaction in the first quarter of 2025.

If the proposed Merger is not consummated, SciSparc may be subject to a number of material risks, and its share price could be adversely affected, as follows:

●	SciSparc has incurred and expects to continue to incur significant expenses related to the proposed Merger with AutoMax, even if the Merger is not consummated.

●	The Merger Agreement contains covenants restricting SciSparc’s solicitation of competing acquisition proposals and the conduct of SciSparc’s business between the date of signing the Merger Agreement and the closing of the Merger. As a result, significant business decisions and transactions before the closing of the Merger require the consent of AutoMax. Accordingly, SciSparc may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company. SciSparc has invested significant time and resources in the transaction process and if the Merger Agreement is terminated SciSparc will have a limited ability to continue its current operations without obtaining additional financing.

●	SciSparc’s collaborators and other business partners and investors in general may view the failure to consummate the Merger as a poor reflection on its business or prospects.

●	Some of SciSparc’s collaborators and other business partners may seek to change or terminate their relationships with SciSparc as a result of the proposed Merger or the failure thereof.

●	SciSparc’s management team may be distracted from day to day operations as a result of the proposed Merger.

●	On July 16, 2024, SciSparc received a written notice, from Nasdaq indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), SciSparc was granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. On January 14, 2025, we received an additional written notice from Nasdaq indicating that we had been granted an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement. No assurance can be given that SciSparc will remain eligible to be listed on Nasdaq. Further, because of the previous delisting of SciSparc’s ADSs from Nasdaq, if SciSparc falls out of compliance with Nasdaq requirements in the future, its ordinary shares may be more likely to be subject to Nasdaq’s delisting process and no assurance can be given that SciSparc will be able to regain compliance. Any delisting could adversely affect SciSparc’s ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, customers and employees.

●	In addition, if the Merger Agreement is terminated and SciSparc’s board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, SciSparc’s board of directors may elect to, among other things, divest all or a portion of SciSparc’s business, and, in such case, the consideration that SciSparc receives may be less attractive than the consideration to be received by SciSparc pursuant to the Merger Agreement.

If the conditions to the Merger are not met, the Merger will not occur.

Even if the Merger is approved by the shareholders of SciSparc and AutoMax, specified conditions must be satisfied or waived to complete the Merger. SciSparc and AutoMax cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and SciSparc and AutoMax each may lose some or all of the intended benefits of the Merger.

Some SciSparc and AutoMax officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Certain officers and directors of SciSparc and AutoMax participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, the continued receipt of compensation for such service and continued indemnification. Each of Amitay Weiss, Amnon Ben Shay, Moshe Revach and Liat Sidi will continue as directors of the combined company after the effective time of the Merger.

Mr. Amitay Weiss is also the chairperson of SciSparc’s board of directors and serves as the chairperson of AutoMax. In addition, contingent upon the approval and closing of the Merger, shareholders will be asked to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, chairman and president. Furthermore, certain officers, directors and shareholders of AutoMax entered into a shareholder support agreement, pursuant to which they agreed, solely in their capacity as shareholders, to vote their shares in AutoMax covering approximately 55.65% of the outstanding shares of AutoMax in favor of adopting of the Merger Agreement.

These interests may present them with actual or potential conflicts of interest. These interests, among others, may influence the officers and directors of SciSparc and AutoMax to support or approve the Merger.

SciSparc’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Merger.

SciSparc’s board of directors did not obtain a fairness opinion in connection with its determination to approve the Merger. SciSparc’s board of directors, however, obtained an independent third-party valuation report from E.D.B. Consulting and Investments Ltd., or E.D.B. SciSparc’s board of directors ensured that the third-party valuation met all necessary regulatory and legal standards, as there was no legal requirement under Israeli law to obtain a fairness opinion in connection with the approval of the Merger. The board of directors of SciSparc also considered the cost implications, as fairness opinions can be expensive, and determined that the third-party valuation provided sufficient information at a lower cost. SciSparc’s board of directors believed that the valuation, conducted by a reputable independent firm with industry expertise, offered comprehensive and reliable data adequate for making an informed decision about the Merger. Accordingly, investors will be relying solely on the judgment of SciSparc’s board of directors in valuing AutoMax and the Merger based on the E.D.B. valuation report and assuming the risk that the valuation report may not have properly valued the business of AutoMax. The lack of a fairness opinion may also lead an increased number of SciSparc’s shareholders to vote against the proposed Merger, which could potentially impact SciSparc’s ability to consummate the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either party can refuse to complete the Merger if there is a material adverse change affecting the other party following April 10, 2024, the date of the Merger Agreement. However, some types of changes do not permit either party to refuse to complete the Merger, even if such changes would have a material adverse effect on SciSparc or AutoMax, to the extent they resulted from the following (unless, in some cases, they have a disproportionate effect on SciSparc or AutoMax, as the case may be):

●	changes or conditions generally affecting the industries or markets in which SciSparc and AutoMax operate, and changes in the industries in which SciSparc and AutoMax operate regardless of geographic region (including legal and regulatory changes);

●	acts of war, armed hostilities or terrorism;

●	changes in financial, banking or securities markets;

●	any change in, or any compliance with or action taken for the purpose of complying with, any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority), or changes in any interpretations thereof;

●	any change in U.S. generally accepted accounting principles or interpretations thereof;

●	the announcement of the Merger Agreement or the pendency of the Merger;

●	the taking of any action required to be taken by the Merger Agreement;

●	pandemics, including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event; and

●	changes in U.S. or non-U.S. general economic or political conditions, or in the financial, credit or securities markets in general, including any shutdown of any governmental authority.

If adverse changes occur but SciSparc and AutoMax must still complete the Merger, the combined company’s share price may suffer.

The market price of the combined company’s shares may decline as a result of the Merger.

The market price of the combined company’s shares may decline as a result of the Merger for a number of reasons, including if:

●	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

●	the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	investors react negatively to the effect on the combined company’s business and prospects from the Merger.

SciSparc and AutoMax shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Merger, SciSparc shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Significant management attention and resources will be required to operate the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and share price following the Merger. Even if the combined company were able to operate the two businesses operations successfully, there can be no assurance that this operation will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

During the pendency of the Merger, SciSparc and AutoMax will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties’ ability to enter into business combination transactions with another party.

Covenants in the Merger Agreement impede the ability of SciSparc or AutoMax to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of SciSparc’s securities, a tender offer for SciSparc’s securities, a Merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of SciSparc and AutoMax from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals. Because the lack of a public market for AutoMax shares makes it difficult to evaluate the fairness of the Merger, the shareholders of AutoMax may receive consideration in the Merger that is less than the fair market value of the AutoMax shares.

Certain shareholders could attempt to influence changes within SciSparc that could adversely affect SciSparc’s operations, financial condition and the value of SciSparc’s ordinary shares.

Our shareholders may from time to time seek to acquire a controlling stake in our Company, engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes. Campaigns by shareholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming and could disrupt our operations and divert the attention of our board of directors and senior management from the pursuit of the proposed transaction. These actions could adversely affect our operations, financial condition, our ability to consummate the Merger and the value of our Ordinary Shares.

SciSparc and AutoMax may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of SciSparc and AutoMax management and harm the combined company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. SciSparc and AutoMax may become involved in this type of litigation in connection with the Merger, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of SciSparc, AutoMax and the combined company.

If any of the events described in “Risks Related to AutoMax’s Business and Operations” occur, those events could cause the potential benefits of the Merger not to be realized.

AutoMax’s business is expected to constitute a significant portion of the business of the combined company following the Merger. As a result, the risks described below in the section entitled “Risks Related to AutoMax’s Business and Operations” beginning on page 20  are among the most significant risks to the combined company if the Merger is completed. To the extent any of the events in the risks described in the sections referenced in the previous sentence occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company’s shares to decline.

Risks Related to AutoMax’s Business and Operations

A decline in available financing may adversely affect AutoMax’s business.

Many of AutoMax’s customers finance their vehicle purchase. As the credit markets have historically experienced volatility and disruption, such downturns could adversely affect the credit market and affect AutoMax clients’ ability to secure the required financing. A part of AutoMax’s success is subject to the availability of affordable financing.

Additionally, AutoMax has non-guaranteed credit lines from four banking corporations, which aggregated to approximately NIS 150 million (approximately $41.46 million) for the year ended December 31, 2023, of which it had utilized approximately NIS 143 million (approximately $39.52 million). These credit lines bear interest rates that vary between prime +0.5% and prime +2.25%. If the financial market or the banking system deteriorates, AutoMax’s ability to obtain additional financing may be affected. Such a decline in available financing could have an adverse effect on its business, operations, and financial results.

AutoMax signed certain indemnification clauses within asset and share purchase agreements, as part of the sale of its digital media operations between the years 2017 and 2019, and if such indemnification is sought out, AutoMax’s results of operations and financial conditions could be adversely impacted.

Between the years 2017 and 2019, AutoMax sold its digital media and advertising operations to various third parties. As part of such sales, AutoMax has agreed to identify the buyers in case of a breach of representations provided by AutoMax. While AutoMax estimates that there is a low probability it will be required to indemnify any such purchasers, any such indemnification could adversely impact its financial condition and results of operations.

AutoMax operates in a highly competitive industry. Failure to develop and execute strategies to remain a preferred importer and seller of vehicles and to adapt to the increasing use of digital and online tools to market, buy, sell, lease and finance vehicles could adversely affect its business, sales and results of operations.

The automotive imports industry is highly competitive, including publicly and privately owned car importers, which import the same vehicle brands in a variety of models. The value chain in the automotive industry includes international vehicle manufactures and importers. There are approximately 20 official import groups in Israel, representing various manufactures, and responsible for approximately 97% of the automotive imports to Israel. In addition, there are a few dozen parallel importers, who are collectively responsible for approximately 3% of the imports. AutoMax’s competition is dynamic and changes annually based on the selection of vehicles its choses to import and hold in inventory for that year. AutoMax’s selection of product lineup is done annually and determined by a comprehensive analysis of various factors, including vehicle availability in the importing country, local market demand, tax advantages, currency exchange rates, and other relevant factors. Certain of AutoMax’s competitors have access to more capital than it, which may provide them with an advantage in forging relationships or providing customers with more competitive prices. Certain car dealers leverage relationships with vehicle manufacturers to sell used cars as “certified pre-owned”, which could provide such competitors with an advantage over AutoMax.

Additionally, competitors are shifting more focus to online sales, as this is becoming a consumer trend. While AutoMax currently provides online sale services, there is no guarantee it will be successful in transitioning to online tools, for buying, selling, leasing and financing vehicles which could adversely affect its business, sales and results of operations.

AutoMax’s agreement with Al Damani New Motor Vehicles Trading LLC is conditioned upon receiving the required regulatory approvals.

AutoMax’s strategic agreements with Al Damani New Motor Vehicles Trading LLC, or Al Damani, is contingent on obtaining necessary regulatory approvals, which have not yet been fully secured. These approvals are crucial for importing and distributing vehicles in Israel. Delays or failures in securing these approvals could adversely impact AutoMax’s revenues, market expansion, and competitive position.

On March 13, 2023, Dalhom AutoMax entered into a direct import agreement with Al Damani, a United Arab Emirates manufacturer, to import, distribute, sale and market fully electric Al Damani vehicles in Israel. Dalhom AutoMax’s obligations under such direct importer agreement are conditional on receiving the required regulatory approvals from the Ministry of Transportation for the import of vehicles manufacturer by Al Damani to Israel, which have not yet been granted as of the date of this proxy statement/prospectus.

The failure to secure these regulatory approvals could delay or prevent the importation and sale of Al Damani vehicles in Israel, which in turn may negatively impact AutoMax’s revenue and plans. Additionally, any changes in regulatory requirements or delays in the approval process could increase AutoMax’s operational costs and affect its competitive position in the market, which could adversely affect its business, sales and results of operations.

The automotive retail industry in general and AutoMax’s business in particular are sensitive to economic conditions. These conditions could adversely affect its business, sales, results of operations and financial condition.

The automotive retail industry is sensitive to economic conditions such as inflation rates, increased gas prices, increased import prices, consumer credit availability, and recessions. The recent historically high global inflation, geopolitical issues, each of the Israel – Hamas war and Russia – Ukraine war, continuous increases in interest rates, unstable global conditions and changes in exchange rates have led to global economic instability. In 2022, AutoMax witnessed a decrease of approximately 8% in vehicle sales, mainly due to the global chip crisis caused by the Russia – Ukraine war. For additional information about the impact of the Israel – Hamas war on AutoMax’s business and operations, see “AutoMax’s business and operations face many risks inherent to international maritime trade, and AutoMax’s location in Israel including the ongoing interplay of the Israel – Hamas war, may exacerbate the import process, which is material to the success of our business and operations” and “Disruptions on the maritime route in the Red Sea may adversely affect AutoMax’s business.” The disruption in supply caused a shortage of new vehicles on the market, a longer waiting period for vehicle delivery, as well as an increase in prices.

The demand for vehicles could be affected by such material changes in supply, market prices, exchange rates and general economic conditions. As a result of high inflation and recession, AutoMax is seeing record high levels of interest rates, unemployment and consumer spending trends are changing.

Delays or reductions in our customers’ purchasing or shifts to lower-cost alternatives that result from tighter economic market conditions, could reduce the demand for new vehicles and encourage consumers to remain with their current vehicles for longer periods of time, and could, consequently have a material adverse effect on AutoMax’s business, financial condition, and results of operations.

AutoMax’s business is sensitive to changes in the prices of new and used vehicles.

AutoMax’s business is sensitive to various changes, specifically to changes in the prices of new and used vehicles. A decrease in the prices of new or used vehicles, due to a reduction in import taxes or a reduced tax for purchasing vehicles could reduce its profit margins. For example, following an update of the Pollution Regulations and the Procedure for Testing Pollutants in Vehicles in the European Union (WLTP) the Israeli green taxation formula was updated. Pursuant to such updated taxation formula, the tax benefits in relation to vehicles with a low polluting level and set tax benefit limits, are gradually decreasing, which causes an increase in the prices of the vehicles that benefited from the purchase tax. For example, on January 1, 2023, the purchase tax on hybrid vehicles increased from 40% in 2022 to 50%, while the limit of the tax benefit was reduced from NIS 40,000 (approximately $11,055) in 2021 to NIS 30,000. The purchase tax on electric vehicles was doubled from 10% in 2022 to 20% in 2023, while the limit of the tax benefit was reduced from NIS 75,000 (approximately $20,730) in 2021 to NIS 60,000 (approximately $16,583) in 2022. On January 1, 2024, the purchase tax on hybrid and plug-in cars increased to 83% and the tax benefit limit was cancelled, and the purchase tax on electric cars increased to 35% and the tax benefit limit was reduced to NIS 50,000 (approximately $13,820).

AutoMax operates in Israel, and prices AutoMax sets are denominated in New Israeli Shekel, or NIS. Any depreciation of the NIS against foreign currencies in which AutoMax purchases vehicles from manufactures and the reduction of the price of the vehicles by the manufactures or the importers for other reasons, may adversely affect the value of the vehicles important and marketed by AutoMax. AutoMax has a policy in place to reduce exchange risk, which includes both financial protections and options to import the same vehicle models from different suppliers in different currencies.

These factors could lead to a decrease in the value of AutoMax’s inventory, and a decrease in AutoMax’s sales, which could adversely affect AutoMax’s business, sales, and results of operations.

AutoMax’s business is sensitive to changes in consumer preferences and global trends in the automotive industry.

AutoMax may be affected by various global trends and/or events in the environment in which it operates, on which Automax has no ability to influence, which in turn may affect its operating results. The vehicle manufacturing industry has been characterized in recent years by significant technological progress, especially in the fields of vehicles driven by alternative energy sources and autonomous vehicles.

In addition, there is a noticeable increase in the cooperative economy trend and a trend of decreasing the environmental damages caused by the use of vehicles, which are expressed, inter alia, by increase in demand for the use of electric and hybrid vehicles, by the development of new models of vehicle’ sharing, by short-term vehicle rentals, in a pay-as-you-go model, and by shared travels. Alongside this, major cities in Europe are promoting processes intended to reduce and even limit completely the entrance of polluting vehicles into the cities. This trend has recently expanded to Israel, as part of which, restrictions were imposed on the entry of polluting vehicles into Jerusalem and Haifa, and potentially in other cities.

The developments described above may create uncertainty in the long term regarding the motorization level as well as the growth rate of the vehicles’ manufacturing industry in which manufacturers whose vehicles AutoMax imports are operating, as well as reducing, in the long term, the demand for car ownership, which in turn may influence AutoMax’s activity and affect AutoMax’s business results.

AutoMax’s business and operations face many risks inherent to international trade, and our location in Israel including the ongoing interplay of the Israel – Hamas war, may exacerbate the import process, which is material to the success of AutoMax’s business and operations.

AutoMax imports, distributes and sells vehicles in Israel, and all the vehicles AutoMax sells are manufactured outside of Israel. While AutoMax manages its inventory of vehicles and spare parts in a manner that allows AutoMax to provide a rapid response to its customers’ needs, AutoMax’s business remains sensitive to customary risks of importing merchandise, such as currency fluctuations, import duties, trade regulations and restrictions, transportation costs, unforeseeable disasters, work stoppages, exchange rates, and general political conditions in other countries. Changes in trade policies could limit AutoMax’s ability to import vehicles and/or its ability to purchase vehicles and/or parts at reasonable prices.

Disruptions to the maritime route in the Red Sea may adversely affect AutoMax’s business.

The Red Sea is a vital maritime route for international trade traveling to or from Israel. Following Hamas’s attack on Israel and the Israeli security cabinet’s declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businesses or persons. As a result of such disruptions, and in order to mitigate continued economic harm, suppliers have changed routes from Europe to the Middle East, and, as a result, AutoMax has experienced, and may continue to experience in the future, delays in vehicle deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. All of these factors have had and may continue to have an effect on AutoMax, which is substantially reliant on its ability to import and sell vehicles, and such delays and increased costs could have an impact on AutoMax’s inventory which may prevent AutoMax from supplying vehicles in a timely fashion to purchasers and/or impede AutoMax’s ability to replenish its inventory based on consumer trends. Such delays in supplying vehicles could result in purchasers cancelling orders, which could have a negative effect on AutoMax’s results of operation. Furthermore, such increase in costs could impact AutoMax’s ability to sell vehicles at competitive prices, which could materially affect its financial results and operations. Additionally, some of the main maritime companies have announced they will no longer plan routes to Israel, until such time as it is safe, which could impede on AutoMax’s ability to import vehicles, and as a result could have a material adverse effect on its business and financial results. The risk of ongoing supply disruptions may further result in delayed deliveries of AutoMax’s products.

Turkey’s trade embargo on Israel may adversely affect AutoMax’s business.

In May 2024, the Turkish Trade Ministry announced an embargo on trade between Turkey and Israel, which restricts the export of goods from Turkey to Israel and the import of products from Israel to Turkey, or the Embargo. The Embargo could have a short-term impact on the supply of vehicles and on the prices of logistics and transportation of vehicles to Israel. As a result of the Embargo, AutoMax may experience delays in vehicle deliveries, extended lead times, increased cost of freight, and increased insurance costs. All of these factors have had and may continue to have an effect on AutoMax, which is substantially reliant on its ability to import and sell vehicles, and such delays and increased costs could have an impact on AutoMax’s inventory, which may in turn prevent AutoMax from supplying vehicles in a timely fashion to purchasers and may impede AutoMax’s ability to replenish its inventory based on consumer trends. Such delays in supplying vehicles could result in purchasers cancelling orders, which could have a negative effect on AutoMax’s results of operations. As of the date of this prospectus, the Embargo remains ongoing.

AutoMax’s ability to import and sell vehicles depends in large part on agreements with suppliers and, therefore, any disruption or deterioration in its relationship with such suppliers could impact its business.

AutoMax purchases its vehicles and components from a limited number of suppliers. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, supplier capacity limitations, bankruptcy, acts of war, terrorism, fire, earthquake). Good relationships with such suppliers are important for AutoMax’s business prospects. If AutoMax’s relationship with its suppliers were to deteriorate, or if its suppliers fail to supply vehicles, its business, financial condition, commercialization and results of operations could be materially adversely affected.

In recent years, as a result of difficulties faced by major vehicle manufacturers, there has been an increase in consolidation of activities and mergers and acquisitions in the automotive industry, as well as collaborations between vehicle manufacturers. The acquisition of a major supplier by a larger group may lead to cancellation or non-renewal of franchise agreements, and concentration of the import of brands to Israel under one importer.

AutoMax’s success depends greatly on its ability to retain and/or recruit suppliers who will provide it with a vehicle inventory, in the scope that will enable AutoMax to remain competitive in the marketing of vehicles to its customers in Israel.

AutoMax is a holding company and as a result are dependent on its operating subsidiaries to generate sufficient cash to fund its ongoing operations.

The continuation of AutoMax’s activities depends on its operating subsidiaries’ ability to generate sufficient cash and raise additional financial sources in order to develop its activities. The loss of operations or not sufficient operations of its subsidiaries could have a material adverse effect on its business, sales and results of operations. There is no certainty that AutoMax will succeed in raising funds in the required amount, or at all.

AutoMax is dependent on its management team and professional personnel, and its business could be harmed if it is unable to attract and retain personnel necessary for its success.

AutoMax’s success depends highly on its ability to attract and retain skilled, professional personnel, consultants and contractors. The departure of highly skilled professional personnel, in particular any particular key management personnel, could have an adverse impact on AutoMax’s operations and ability to execute its growth plan.

AutoMax’s efforts to retain and attract professional personnel may also result in significant additional expenses, which could adversely affect its profitability. There can be no assurance that professional personnel will continue to be employed or that AutoMax will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on AutoMax’s business, financial conditions and results of operations.

Risks Related to AutoMax’s Regulatory Matters

AutoMax’s operations are subject to a wide range of governmental regulations and laws. Its failure to comply with or any changes to these regulations and laws, could adversely affect AutoMax’s business, sales, results of operations and financial condition.

AutoMax operates in a highly regulated industry and it is subject to various local laws and regulations. Additionally, the automotive industry in Israel is characterized by vast regulation and strict regulatory requirements, including the standardization requirements, which may affect AutoMax’s expenditures and its operational results. Changes in regulatory arrangements that apply to the automotive industry, such as changes in government taxation policy, changes in the policy regarding the classification of vehicles as private or commercial for tax purposes or changes in the policy regarding the value of use of a personal vehicle provided by the employer for the use of the employee, or changes in the standards of vehicles permitted to be imported into Israel, may, in AutoMax’s estimation, lead to changes in demand for various types of vehicles, and affect in the long term the results of its activity. In addition, regulatory changes introduced following the recommendations of the Committee for the Increase of Competitiveness, as well as changes in the legal provisions that will completely remove or ease the barriers to entry into the industry, will allow the entry of additional indirect importers, increase competition and, as a result, may cause a decrease in AutoMax’s revenues and profitability.

Failure to renew AutoMax permits and licenses or their revocation could materially adversely affect its business, results of operations, financial condition and cash flows.

AutoMax’s subsidiary, Global Automax, operates in accordance with and subject to the permits and licenses granted to it for the purpose and within the framework of its activity as an indirect importer, as further detailed in this prospectus. The main licenses used for the AutoMax operations are in accordance with the Vehicle Services Licensing Law, Licensing Regulations for Services and Professions in the Automotive Industry (Vehicle Import and Marketing and Vehicle Trade), 5775-2016 (the “Vehicle Services Licensing Law”). Since its inception, Global AutoMax was granted the required permits and licenses, and these were extended, from time to time, new permits were obtained when required. However, failure to meet certain criteria as detailed in the Vehicle Services Licensing Law may lead to such permits and licenses being suspended or not eligible for renewal and/or extensions. Furthermore, such permits could be suspended or revoked until the required conditions are met. There are currently pending legal proceedings against AutoMax that could, among other things, impede on its ability to renew or obtain new licenses. For additional information, see “Risks Related to AutoMax’s Regulatory Matters—AutoMax is subject to various legal proceedings. If the outcomes of these proceedings are adverse to AutoMax, it could have a material adverse effect on its business, results of operations and financial condition.” Cancellation, conditioning, limitation or non-renewal of any of the AutoMax licenses, due to the aforementioned reasons or for any other reason, may have an effect on its activities and business results.

Import product restrictions may impair AutoMax’s ability to sell vehicles or parts profitably.

Many of the spare or replacement parts AutoMax installs in its vehicles are manufactured outside of Israel. As a result, the AutoMax business is sensitive to customary risks of importing merchandise, such as import duties, trade regulations and restrictions, transportation costs, unforeseeable disasters, work stoppages, exchange rates, and general political conditions in other countries. Changes in trade policies could limit AutoMax’s ability to import vehicles and/or its ability to purchase vehicles and/or parts at reasonable prices. Such restrictions could additionally limit AutoMax’s ability to provide servicing for vehicles and decrease its sales and/or marketability for customers.

In addition, any inability to receive the required approvals to import its vehicles or any disputes or disagreements with officials regarding the import duties, tariffs, or similar matters, could adversely affect AutoMax’s ability to import vehicles into Israel as well as impact its profit margins.

AutoMax is subject to various legal proceedings. If the outcomes of these proceedings are adverse to AutoMax, it could have a material adverse effect on its business, results of operations and financial condition.

From time to time, AutoMax or its subsidiaries may be party to legal proceedings and claims in the ordinary course of business. While the outcomes of these matters cannot be predicted with certainty, AutoMax does not believe they will have a material effect on its consolidated financial position, results of operations, or cash flows.

There are currently two pending legal proceedings against AutoMax, certain beneficial owners as well as officers of AutoMax and its subsidiaries, which AutoMax considers material to its business.

On August 5, 2021, the Tel Aviv District Attorney’s Office filed an indictment against Global Automax., Haim Levy Trade-In Ltd., and the following beneficial owners and officers: Daniel Levy, CEO of AutoMax; Yinon Amit, Chief Business Officer of AutoMax; and Haim Levy, Trade and Procurement Officer of AutoMax and the son of Daniel Levy, or together the Officers, together with Global Automax and Haim Levy Trade-In, the Defendants. Pursuant to the indictment:

●	Global Automax was accused of committing forgery offenses according to the Penal Law, fraud under the Penal Law, smuggling according to the Customs Ordinance [new version] and money laundering offenses, according to the Money Laundering Prohibition Law.

●	Haim Levy Trade In was accused of committing forgery offences under the Penal Law, fraud under the Penal Law, smuggling under the Customs Ordinance, tax and customs violations under the Customs Ordinance (new version), Value Added Tax Law and the Purchase Tax Law (Goods and Services), and money laundering offenses according to the Prohibition of Money Laundering Law and the Penal Law.

●	The Officers were accused of forgery offences under the Penal Law, fraud under the Penal Law, smuggling under the Customs Ordinance, and money laundering offenses according to the Prohibition of Money Laundering Law and the Penal Law.

The preliminary hearings were completed, and the evidence trials began in March 2023 for each of the Defendants. AutoMax denies the claims against Global Automax.

SciSparc was informed that AutoMax believes, based on the position taken by its legal counsel on this matter, that Global Automax has strong claims in order to deal with the allegations in the indictment. Furthermore, based on information received from its legal counsel, in the event of a conviction against Global Automax, the penal sanctions would consist of a monetary fine, and if convicted of money laundering there could be repossessions. In addition, AutoMax could be exposed to an administrative procedure on behalf of the Ministry of Transportation. Subject to Section 8 of the Vehicle Services Licensing Law, the Deputy Director General has the authority to refuse granting a license or the renewal of a license, if the applicant has been convicted of a criminal offense that, due to its nature, severity, or circumstance the applicant is not deemed fit to provide vehicle services or to provide services in the automotive field for which the application was submitted. The Deputy Director General has the same authority in the event an indictment was filed, even if a final verdict has not yet been reached. Furthermore, under Section 10(a)(7) of the Vehicle Services Licensing Law, the Deputy Director General can revoke or suspend a license until the licensee complies with the conditions put in place.

An additional lawsuit was filed on September 29, 2022, with the District Court in Tel Aviv in the form of a request for approval as a class action, or the Request, against Global Automax, Union Motors Ltd., or Union, Lex Motors Ltd., or Lex, Toyota Motor Corporation, or Toyota, and Denso Corporation, or Denso.

The applicant claims that the defendants, Toyota as a manufacturer of vehicles; Danso as a manufacturer of allegedly defective fuel pumps, installed in Toyota and Lexus vehicles, and are the subject of the Request. Union and Lex served as direct importers of Toyota and Lexus vehicles in Israel. Global Automax served as a parallel importer of Toyota vehicles in Israel, and Global Automax imported the applicant’s vehicle to Israel. The applicant claims that each of Lex, Union and Global Automax, breached their obligations towards the group represented in the class action, inter alia, producing and/or importing and/or marketing and/or selling vehicles in which a defective fuel pump was installed, refraining from performing a service recall on all vehicles in which defective pumps were installed, avoided bearing the costs of damages caused by the defective fuel pumps and the service recall, etc.

This, according to the applicant, is in breach of the defendants’ obligations according to the Liability for Defective Products Law, 5740-1980, the Sales Law, 5728-1968, the Contracts Law (General Part), 5733-1973, the Licensing of Services and Professions in the Automotive Industry Law, 5776-2016 and other laws.

The applicant estimates the total damages for all members of the claim exceed an aggregate of NIS 2.5 million (approximately $691,000), and as such that cannot be estimated by him.

In November 2023, Global Automax submitted a reply to the Request, in which it rejected all of the applicant’s claims in the Request. In February 2024, the applicant submitted a reply to the respondents’ reply to the Request. A preliminary hearing is scheduled for March 2025.

While AutoMax cannot accurately predict the outcome of this proceeding, it does not believe the claims are substantial and estimate the exposure with respect to such claim is likely immaterial.

AutoMax’s business is subject to a variety of local and international laws regarding privacy and data protection obligations.

AutoMax collects, uses, maintains and otherwise processes certain data about candidates and employees. AutoMax’s ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the Israeli Privacy Protection Law, 5741-1981, or the Privacy Law. AutoMax implements measures for the purpose of adapting the relevant aspects of its activity to the provisions applicable subject to the Privacy Protection Law and the regulations enacted by virtue thereof, and for this purpose it recently contracted with a company that manages its information security and privacy protection aspects.

Changes in local or foreign tax laws, changing interpretations of existing tax laws, or adverse determinations by tax authorities could increase AutoMax’s tax burden or otherwise adversely affect its results of operations, and financial condition.

A certain degree of judgment is required in evaluating its tax positions and determining its provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As AutoMax operates in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, AutoMax’s tax positions could be challenged, and its income tax expenses could increase in the future.

There can be no assurance that its effective tax rate for the year ended December 31, 2023 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the jurisdictions in which AutoMax operates. Any changes in tax laws could have an adverse impact on its financial results.

Environmental, social and corporate governance, or ESG issues, including those related to climate change and sustainability, may have an adverse effect on AutoMax’s business, financial condition and results of operations and damage AutoMax’s reputation.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on AutoMax’s business, financial condition or results of operations. If AutoMax’s ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, AutoMax may be subject to investor or regulator engagement regarding such matters.

In March 2024, the SEC published climate disclosure rules, subject to which SciSparc, upon consummation of the Merger, would be required to disclose certain climate-related information such as governance of climate-related risks and relevant risk management processes, among other things. While the final rules have yet to be implemented and are subject to ongoing litigation, AutoMax cannot predict the ultimate scope and impact these rules will have on AutoMax’s business. If the SEC’s climate disclosure rules are implemented, they would likely result in additional legal, accounting and financial compliance and increased general and administrative expenses. Moreover, this could result in increased management time and attention to ensure AutoMax is compliant with the regulations and expectations.

Risks Related to AutoMax’s Financing

AutoMax may not be able to satisfy its debt obligations upon the occurrence of a change in control under its debt instruments or to obtain additional financing based on existing debt.

AutoMax intends to continue making investments to support its business growth and will likely require additional funds to respond to business challenges and opportunities, including the need to purchase inventory of vehicles, improve AutoMax’s operating infrastructure to support volume growth or acquire complementary businesses and technologies. Accordingly, AutoMax may need to engage in equity or debt financing to secure additional funds if its existing sources of cash and any funds generated from operations do not provide it with sufficient capital. If AutoMax raises additional funds through future issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities AutoMax issues could have rights, preferences, and privileges superior to those of holders of its other classes of shares.

Any future debt financing that AutoMax may secure in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for AutoMax to obtain additional capital and to pursue business opportunities, including potential acquisitions. AutoMax may not be able to obtain additional financing on terms favorable to it, if at all. If AutoMax is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, AutoMax’s ability to continue to support its business growth and to respond to business challenges and opportunities could be significantly impaired, and its business may be adversely affected.

Increases in interest rate could materially adversely affect AutoMax’s business, financial condition, and results of operations.

The recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Furthermore, as interest rates are reaching historically high records, it could impede AutoMax’s ability to obtain financing or comply with its existing credit lines if the banks. Such changes, and their impact on the global macro-economic environment, can impact AutoMax’s business, operating results, and financial condition. Furthermore, as the majority of the customers require financing to purchase vehicles, such increase in interest rates could make it less appealing and/or more difficult to purchase vehicles and thus decrease AutoMax’s sales, which could adversely affect AutoMax’s business, financial condition and results of operations.

AutoMax may experience credit default or losses if AutoMax’s customers default from the financing it provides.

As for the date of the report, through certain subsidiaries, AutoMax provides its corporate customers with credit lines in low volumes (by way of payment in installments). However, as is customary in the automotive industry, it is possible that according to AutoMax’s management decision, sales made to its corporate customers will be partially made on credit. In such cases, AutoMax may be exposed to the risk that these customers will not meet their obligations to repay the full amount of the loan made available to them for the purpose of purchasing the vehicles. As of the day of this prospectus, these credit lines are in volumes which are immaterial to AutoMax.

New laws, regulations, or governmental policies in response to climate change, including fuel economy and greenhouse gas emission standards, or changes to existing standards, could adversely impact AutoMax’s business, results of operations, financial condition, cash flow, and prospects.

AutoMax is subject to a variety of local laws and regulations that pertain to the environment. Its business involves the use, handling and disposal of hazardous materials and wastes, including motor oil, gasoline, solvents, lubricants, paints and substances. AutoMax is subject to compliance with regulations concerning, among other things, the operation of underground and above-ground gasoline storage tanks, gasoline dispensing equipment, above-ground oil tanks and automotive paint booths.

The Clean Air Law, 5768-2008, or the Clean Air Law, authorizes the Israeli Minister of Environmental Protection, or the Minister, to set provisions regarding the prevention and reduction of air pollution from mobile emission sources, in accordance with values commonly accepted in the developed countries of the world. The Clean Air Law determines that a person shall not sell, import or market a mobile emission source, except in accordance with the provisions set by the Minister. This law also states that it is mandatory to include the degree of air pollution of the vehicle and data regarding the fuel consumption of the vehicle in any new vehicle advertisement, as part of the advertisement itself; and, in addition, said data must be displayed by any entity engaged in the business of selling and marketing new vehicles within its premises. Similar provisions were established as part of the Clean Air Regulations (disclosure of air pollution data from a motor vehicle in an advertisement), 5769-2009, as well.

To the best of AutoMax’s understanding, it complies with the provisions of the Clean Air Law and the regulations established by virtue thereof and includes the required data in its publications. In addition, the Clean Air Regulations (air pollution from vehicles), 5772-2012 determines what constitutes unreasonable air pollution from a vehicle and regulates the obligation to carry out an air pollution test for a vehicle before registering it, issuing a license, and renewing it. It should be noted that new vehicles imported to Israel undergo inspections to verify their suitability for delivery and registration.

In addition, there is a noticeable increase in the cooperative economy trend and a trend of decreasing the environmental damages caused by the use of vehicles, which are expressed, inter alia, by increase in demand for the use of electric and hybrid vehicles, by the development of new models of vehicle’ sharing, by short-term vehicle rentals, in a pay-as-you-go model, and by shared travels. Alongside this, major cities in Europe are promoting processes intended to reduce and even limit completely the entrance of polluting vehicles into the cities. This trend has recently expanded to Israel, as part of which, restrictions were imposed on the entry of polluting vehicles into Jerusalem and Haifa, and potentially, in other cities. The developments described above may create uncertainty in the long term regarding the motorization level as well as the growth rate of the vehicles’ manufacturing industry in which manufacturers whose vehicles AutoMax imports are operating, as well as reducing, in the long term, the demand for car ownership, and thus influence AutoMax’s activity.

Risks Related to AutoMax’s Cybersecurity

Failure to maintain the security and functionality of AutoMax’s information systems, or to defend against or otherwise prevent a cybersecurity attack or data breach, could adversely affect its business, financial position, results of operations and liquidity.

AutoMax’s activities are linked by information systems, including telecommunications, the internet, network communications, emails and various computer hardware and software applications. As such, it could suffer damage to the aforementioned communication systems. In the current environment, there are numerous and evolving risks with regards to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. While AutoMax implements various measures to minimize and even prevent these risks, including having a detailed action policy, it cannot guarantee no cyber-attack may be carried out. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data.

Although AutoMax has invested in measures to reduce these risks, it can provide no assurance that its current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats.

Despite its best efforts, AutoMax is not fully insulated from data breaches and system disruptions and, accordingly, it has experienced and expects to continue to experience actual or attempted cyberattacks of its IT networks. To the best of AutoMax’s knowledge, no cybersecurity incidents were detected. Although no attempted cyberattacks has had a material adverse effect on its operations or financial condition thus far, AutoMax cannot guarantee that any such incidents will not have a material adverse effect on AutoMax’s operations or financial condition in the future.

As such, its tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the AutoMax computer systems and tools located at its facility, at cloud services or at customer sites, or could be subject to system failures or malfunctions for other reasons. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of AutoMax’s systems and networks and the confidentiality, availability and integrity of AutoMax’s data or customer data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in its products. System failures or malfunctioning could disrupt AutoMax’s operations and its ability to timely and accurately process and report key components of its financial results.

AutoMax’s collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about its privacy and data protection practices, which may harm AutoMax’s business, financial conditions, results of operations and prospects.

AutoMax’s operations are dependent on secure processing, transmission, storing on its computers and networks proprietary and confidential information. AutoMax uses various third-party storage platforms which could make it more vulnerable to such cyberattacks. Furthermore, AutoMax relies on digital technologies to process payments, both on its networks and third-party systems.

Privacy laws are ever changing and continue to create new individual privacy rights, including regulations regarding the manner in which such personal information should be handled. As part of its ongoing operations, AutoMax gathers certain personal information from customers, vendors, manufactures and others. AutoMax has invested in implementing security controls and adapting its systems, amongst others, by engaging Integrity Consulting and Risk Management (I.C.M.) Ltd., which manages information security and privacy protection within the company. However, any misuse of such information or storing it inappropriately and not adequately protecting it could lead to inquiries, litigation, fines, legislative and regulatory action against AutoMax.

In light of the stated, there is a certain dependence on the information security, backup and retrieval capabilities of those providers. In this aspect, AutoMax has a system of backups, designed to create a recovery mechanism from a situation where one backup environment cannot, for whatever reason, support the provision of services.

AutoMax’s General Risk Factors

Macroeconomic factors such as fluctuation in vehicle prices, fuel prices, supply chain disruptions, and vehicle-related technology advancements could have an adverse effect on AutoMax’s revenues and operating results.

Macroeconomic factors that affect oil prices and the automobile and commodity markets can have adverse effects on AutoMax’s revenues, revenue growth rates (if any), and operating results. Significant increases in the cost of fuel could lead to a reduction in miles driven per car and a reduction in accident rates. A material reduction in accident rates, whether due to, among other things, a reduction in miles driven per car, vehicle-related technological advances such as accident avoidance systems and, to the extent widely adopted, the advent of autonomous vehicles, could have a material impact on revenue growth. Similarly, a reduction in total loss frequency rates, due to among other things, sharp increases in used car prices that make it less economical for insurance company sellers to declare a vehicle involved in an accident a total loss, could also have a material impact on revenue growth. In addition, under the AutoMax Percentage Incentive Program contracts, or the PIP, the cost of transporting the vehicle to one of AutoMax’s facilities is included in PIP fee. AutoMax may incur increased fees, which it may not be able to pass on to its vehicle sellers. A material increase in transportation rates could have a material impact on AutoMax’s operating results. Volatility in fuel, commodity, and used car prices could have a material adverse effect on its revenues and revenue growth rates in future periods.

Exchange rate fluctuations between the U.S, dollar, Euro and the New Israeli Shekel currencies may negatively affect AutoMax’s earnings.

As a result of the international nature of AutoMax’s business, it is exposed to risks associated with changes in foreign currency exchange rates. Substantially all its cost of purchases are either in U.S. dollars or Euros while the majority of its revenues and AutoMax’s management, marketing, sales and research and development costs are in New Israeli Shekels. AutoMax is therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates, which may be significant and may also cause fluctuations in reported financial information that are not necessarily related to its operating results.

Risks Related to AutoMax’s Operations in Israel

Conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region, may adversely affect AutoMax’s operations and limit its ability to market its products, which would lead to a decrease in revenues.

AutoMax is incorporated under the laws of the State of Israel, and its employees, including management members, operate from their offices that are located in Tel Aviv, Israel. In addition, a number of its officers and directors are residents of Israel. Accordingly, AutoMax’s business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and most recently with Iran. As a result of the war, operations at two of AutoMax’s branch locations were closed and have not reopened as of the date of this prospectus.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on AutoMax’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies, ) which may have a material adverse effect on AutoMax and its ability to effectively conduct its operations. As many of AutoMax’s customers purchase their vehicles through credit financing, an adverse material effect on Israel’s economy could impact the ability to obtain such credit financing on favorable terms, which in turn could lead to a decrease in AutoMax sales.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of the date of this prospectus, none of AutoMax’s current employees have been called to active military duty. AutoMax also relies on service providers located in Israel and has entered into certain agreements with Israeli counterparties. AutoMax’s employees and consultants in Israel, in addition to employees of AutoMax’s service providers located in Israel, may be called for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. As a result, its operations may be disrupted by such absences, which disruption may materially and adversely affect its business and results of operations. Additionally, the absence of employees of AutoMax’s Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect its ability to deliver or provide products and services to customers.

In the event that AutoMax’s facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt its ongoing operations, its ability to deliver or provide products and services in a timely manner to meet AutoMax’s contractual obligations towards customers and vendors could be materially and adversely affected. AutoMax’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, AutoMax cannot assure you that such government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by AutoMax could have a material adverse effect on its business.

Provisions of Israeli law may make it easy for AutoMax’s shareholders to demand that AutoMax convenes a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of AutoMax’s management, which may disrupt AutoMax’s management’s ability to run the company.

Israeli law may allow any one or more of AutoMax’s shareholders holding, in the aggregate, at least 5% of AutoMax’s voting rights to demand that AutoMax convenes a special shareholders meeting. Also, in the event that AutoMax chooses not to convene a special shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene a special shareholders meeting within three months (or under court’s ruling) and require AutoMax to cover the costs, within reason, and as a result thereof, AutoMax’s directors might be required to repay such costs. If AutoMax’s shareholders decide to exercise these rights in a way inconsistent with AutoMax’s management’s strategic plans, AutoMax’s management’s ability to run the company may be disrupted, and this process may entail significant costs to AutoMax.

It may be difficult to enforce a judgment of a United States court against us and AutoMax’s officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on AutoMax’s officers and directors and these experts.

AutoMax is incorporated in Israel and the company’s corporate headquarters are located in Israel. All of AutoMax’s executive officers and directors are located in Israel. All of AutoMax’s assets and most of the assets of these persons are located in Israel. Service of process upon AutoMax or the non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against AutoMax or the non-U.S. directors and executive officers may be difficult to obtain within the United States. AutoMax has been informed by AutoMax’s legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel, or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against AutoMax or AutoMax’s non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against AutoMax or AutoMax’s non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus, including in our 2023 Annual Report, incorporated by reference herein, and other information included or incorporated by reference in this prospectus, constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our product candidates, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development our pharmaceutical product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our pharmaceutical product candidates to treat certain indications;

●	our ability to successfully receive approvals from the FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate our new eCommerce operations business, which focuses on the sale of hemp-based products on the Amazon.com marketplace;

●	our ability to pursue a restructuring plan which involves transferring our pharmaceutical activities to a new wholly-owned subsidiary and listing it on a leading stock exchange;

●	our planned Merger;

●	our ability to comply with continued listing requirements and standards of Nasdaq;

●	the overall global economic environment;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the attack by Hamas and hostilities with Hezbollah and Iran and other terrorist organizations and Israel’s war against them;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors discussed in the section “Risk Factors” beginning on page 13 of this prospectus.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in “Item 3. — Key Information — D. Risk Factors” in our Annual Report and in this prospectus in greater detail under the heading “Risk Factors” on page 13 of the prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to our Ordinary Shares that may be offered and sold from time to time by YA, the Selling Shareholder. All of the Ordinary Shares offered by the Selling Shareholder pursuant to this prospectus will be sold by the Selling Shareholder for its own account. We will not receive any of the proceeds from these sales.

We may receive up to $20.0 million aggregate gross proceeds under the SEPA from any sales we make to YA pursuant to the SEPA. To date, we sold 5,798,078 Ordinary Shares (including the Commitment Shares), pursuant to the SEPA for which we have received $6,298,840 in gross proceeds.

We are unable to estimate the total amount of proceeds that we may receive, as it will depend on the number of shares that we choose to sell, our ability to meet the conditions to purchases set forth in SEPA, market conditions and the price of our Ordinary Shares, among other factors.

We expect to use any proceeds that we receive under the SEPA for working capital, which includes research and development to advance our technology, general corporate purposes, and pursuing strategic opportunities which include expanding our pipeline and investments in other companies that may not necessarily be aligned with our current business strategy. The use of any proceeds received under the SEPA are anticipated to be used for our existing business and may also be used to provide a bridge loan to AutoMax until the closing of the Merger with AutoMax. However, we cannot provide any assurance that we will be able to carry out any potential investments we may identify. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we will retain broad discretion over the use of these proceeds.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2024:

●	on an actual basis;

●	on a pro forma basis to give effect to (i) the extension of an additional $1.85 million bridge loan to AutoMax; (ii) the issuance of 640,310 Ordinary Shares to consultants; (iii) the issuance of 4,817,626 ordinary shares sold under the SEPA; and (iv) the exercise of 1,784,211 pre-funded warrants and issuance of 1,784,211 Ordinary Shares; and

●	on a pro forma as adjusted basis to give effect to bridge loan and issuances described above and the additional issuance of 20,604,809 Ordinary Shares under the SEPA, at an assumed public offering price of $0.599 per Ordinary Share, which is the last reported sales price on Nasdaq of our Ordinary Shares on January 17, 2025, and after deducting estimated offering expenses, as if the sale of the Ordinary Shares had occurred on June 30, 2024.

The information in this table should be read in conjunction with and is qualified by reference to the financial information thereto and other financial information incorporated by reference into this prospectus.

You should read this table in conjunction with our Unaudited Interim Financial Statements as of June 30, 2024 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024” attached as Exhibits 99.1 and 99.2, respectively, to our Report of Foreign Private Issuer on Form 6-K, or a Form 6-K, filed on November 29, 2024 and incorporated by reference herein.

		As of June 30, 2024 (U.S. dollars in thousands)
			Pro Forma
	Actual	Pro Forma	As Adjusted
Cash and cash equivalents	$252	$1,949	$14,291
Total assets	$10,482	$14,029	$26,371
Total liabilities	$1,826	$1,826	$1,826
Shareholders’ equity:
Share capital and premium	$67,258	$70,805	$83,147
Ordinary Shares, no par value: 3,586,104 Ordinary Shares issued and outstanding (actual); 10,828,251 Ordinary Shares issued and outstanding (pro forma); and 31,433,060 Ordinary Shares issued and outstanding (pro forma as adjusted)	-	-	-
Reserve for share-based payment transactions	$5,298	$5,298	$5,298
Warrants	$5,190	$5,190	$5,190
Foreign currency translation reserve	$497	$497	$497
Transactions with non-controlling interests	$810	$810	$810
Accumulated deficit	$(72,133)	$(72,133)	$72,133
Non-controlling interests	$1,736	$1,736	$1,736
Total equity	$8,656	$12,203	$24,545

The table above is based on 3,586,104 Ordinary Shares outstanding as of June 30, 2024. This number excludes:

●	7,013 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $166.28 per share;

●	80,000 Ordinary Shares issuable upon the vesting of restricted share units outstanding under our 2023 Share Option Plan;

●	933,787 Ordinary Shares reserved for issuance and available for future grant under our 2023 Share Option Plan;

●	364,694 Ordinary Shares issuable upon the exercise of outstanding warrants, with exercise prices ranging from $68.38 to $637 per Ordinary Share; and

●	13,198 Ordinary Shares issuable upon the exercise of outstanding pre-funded warrants, with exercise prices of $0.026 per Ordinary Share.

compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars.

USD in thousands	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share- Based Compensation(2)
All directors and senior management as a group, consisting of nine persons as of December 31, 2024	$675	$90	$157

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for Ordinary Shares options granted and estimated using the Black-Scholes option pricing model.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2024.

Annual Compensation

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share- Based Compensation(1)	Total
USD in thousands
Oz Adler Chief Executive Officer and Chief Financial Officer	$374	$48	$31	$453

Dr. Adi Zuloff-Shani Chief Technologies Officer	$283	$42	$17	$342

Itschak Shrem President	$269	$-	$31	$300

Amitay Weiss Chairman	$269	$-	$31	$300

Lior Vider Director	$28	$-	$9	$37

(1)	Share-based compensation includes the cost of our non-cash share-based compensation in 2024.

SELLING SHAREHOLDER

This prospectus relates to the possible resale from time to time by YA of any or all of the Ordinary Shares that have been or may be issued by us to YA under the SEPA. For additional information regarding the issuance of Ordinary Shares covered by this prospectus, see the section titled “Prospectus Summary —Standby Equity Purchase Agreement with YA” above. Except for the transactions contemplated by the SEPA, YA does not, and has not had, any material relationship with us.

The table below presents information regarding the Selling Shareholder and the Ordinary Shares that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Shareholder. The number of shares in the column “Maximum Number of Ordinary Shares to be Offered Pursuant to this Prospectus” represents all of the Ordinary Shares that the Selling Shareholder may offer under this prospectus. The Selling Shareholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Shareholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act and includes Ordinary Shares with respect to which the Selling Shareholder has voting and investment power. The percentage of Ordinary Shares beneficially owned by the Selling Shareholder prior to the offering shown in the table below is based on an aggregate of 10,828,251 of our Ordinary Shares outstanding on December 31, 2024. The number of shares that may actually be sold by us under the SEPA may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Shareholder pursuant to this prospectus.

	Number of Shares of Ordinary Shares Owned Prior to Offering		Maximum Number of Ordinary Shares to be Offered Pursuant to this Prospectus	Number of Ordinary Shares Owned After Offering
Name of Selling Shareholder	Number(1)	Percent	Number	Number(2)	Percent
YA II PN, LTD.(3) (4)	0	0%	20,604,809	0	0%

(1)	We have excluded from the number of shares beneficially owned prior to the offering all of the shares that YA may be required to purchase under the SEPA, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the SEPA, the satisfaction of which are entirely outside of YA’s control, including the registration statement that includes this prospectus becoming and remaining effective.

(2)	Assumes the sale of all shares being offered pursuant to this prospectus. Depending on the price per share at which we sell our Ordinary Shares to YA pursuant to the SEPA, we may need to sell to YA under the SEPA more shares of our Ordinary Shares than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $20.0 million total commitment under the SEPA. If we choose to do so and otherwise satisfy the conditions in the SEPA, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by YA is dependent upon the number of shares we sell to YA under the SEPA.

(3)	YA is a fund managed by Yorkville Advisors Global, LP, or Yorkville LP. Yorkville Advisors Global II, LLC, or Yorkville LLC, is the General Partner of Yorkville LP. All investment decisions for YA are made by Yorkville LLC’s President and Managing Member, Mr. Mark Angelo. The business address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092.

(4)	Pursuant to the SEPA, YA is not permitted to purchase nor acquire Ordinary Shares of the Company under the SEPA that would result in it beneficially owning in excess of 9.99% of the outstanding voting power or number of Ordinary Shares outstanding.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of the amended and restated articles of association (the “Articles”) are summaries and do not purport to be complete.

Registration number and purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-358165-2. Our purpose as set forth in our Articles is to engage in any lawful activity.

Type and class of securities

Our authorized share capital consists of 75,000,000 Ordinary shares. All of our outstanding Ordinary Shares have been validly issued, are fully paid and non-assessable.

Preemptive rights

Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Transfer of shares

Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our Articles or the laws of the State of Israel, except for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Liability to further capital calls

Our board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders which is not payable at a fixed time. Such shareholder has to pay the amount of every call so made upon him or her.

Election of directors

Under our Articles, our board of directors must consist of at least three (3) and not more than eight (8) directors, including, if applicable, two external directors appointed as required under the Companies Law 5759-1999 (the “Companies Law”). Other than our external directors (if any), our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting the term of office only one class of directors will expire. Each director, holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated Articles.

Further, our shareholders approved an approval mechanism similar to a mechanism that exists in the Delaware Generate Corporate Law, which requires an affirmative vote of the board of directors (by 75% of the members) in addition to the approval of our shareholders in order to amend such provisions.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that the number of the serving directors shall not be less than three (3). If the number of serving Directors is lower than their minimal one, the Board shall not be permitted to act, other than for the purpose of convening a general meeting of the Company’s shareholders for the purpose of appointing additional Directors. For further information on the election and removal of directors see “Item 6. Directors, Senior Management and Employees—C. Board Practices” of the Company’s Annual Report.

Contested election

Under our Articles, in the event of a contested election, our board of directors in its discretion, will set the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting. In the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the Company’s articles of association provide otherwise. Our Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited consolidated financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel.

PLAN OF DISTRIBUTION

On January 21, 2024, we entered into the SEPA with YA. The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA is committed to purchase up to $20.0 million of our Ordinary Shares over an approximately 36-month commitment period. Of the Commitment Amount, to date we sold 5,798,078 Ordinary Shares (including the Commitment Shares). From time to time, and at our sole discretion, we may present YA with advance notices to purchase our Ordinary Shares. The shares would be purchased pursuant to the SEPA at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA.

The Ordinary Shares offered by this prospectus are being offered by the Selling Shareholder, YA. The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the SEPA to provide customary indemnification to YA.

It is possible that our shares may be sold from time to time by YA in one or more of the following manners:

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	to a broker-dealer as principal and resale by the broker-dealer for its account; or

●	a combination of any such methods of sale.

YA has agreed that, during the term of the SEPA, it shall not engage in any short sales or hedging transactions with respect to our Ordinary Shares, provided that upon receipt of an advance notice, YA may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.

YA and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of Ordinary Shares by YA or any unaffiliated broker-dealer. Under these rules and regulations, YA and any unaffiliated broker-dealer:

●	may not engage in any stabilization activity in connection with our securities;

●	must furnish each broker which offers shares of our common stock covered by the prospectus and accompanying prospectus that are a part of our Registration Statement with the number of copies of such prospectus and accompanying prospectus which are required by each broker; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the Ordinary Shares by YA and any unaffiliated broker-dealer.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the Ordinary Shares covered by this prospectus by the Selling Shareholder. We estimate that our total expenses for the offering will be approximately $29,500.

EXPENSES

Set forth below is an itemization of the total expenses expected to be incurred by us in connection with the offer and sale of the securities. With the exception of the SEC registration fee, all amounts are estimates:

SEC registration fee	$1,301.83
Printer fees and expenses	$3,000
Legal fees and expenses	$15,000
Accounting and professional fees and expenses	$7,500
Miscellaneous	$2,500
Total	$29,301.83

LEGAL MATTERS

Certain legal matters concerning the SEPA will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the validity of the Ordinary Shares offered by this prospectus will be passed upon for us by Meitar | Law Offices, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of SciSparc Ltd. appearing in SciSparc Ltd.’s Annual Report (Form 20-F) for the year ended December 31, 2023, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AutoMax Motors Ltd. as of December 31, 2023 and 2022 and the Years ended December 31, 2023 and 2022, incorporated by reference in this prospectus have been audited by Ben David Shalvi Kop & Co, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statements of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning Israel is not the most appropriate forum to bring such a claim. In Israeli courts, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process and certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at www.scisparc.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	Our Annual Report on Form 20-F for the year ended December 31, 2023, filed on April 1, 2024 (File No. 001-38041), as amended by the Form 20-F/A filed with the SEC on May 2, 2024;

●	our Reports of Foreign Private Issuer on Form 6-K filed on April 11, 2024, May 2, 2024, June 3, 2024, June 14, 2024, July 8, 2024, July 16, 2024 (with respect to first paragraph and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), July 16, 2024, July 17, 2024 (with respect to the first two paragraphs and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), July 23, 2024 (with respect to the first, third, and fourth paragraphs and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), August 6, 2024, August 13, 2024, August 14, 2024, August 19, 2024 (with respect to Exhibit 10.1 and the first, second, third, fourth, and sixth paragraphs and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), August 20, 2024 (with respect to the first, second, third, fourth and sixth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1); August 22, 2024, August 26, 2024 (with respect to the first, third and fourth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), August 29, 2024 (with respect to the first, second, third, and fourth paragraphs and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), September 6, 2024 (with respect to the first and second paragraphs and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), September 11, 2024, September 16, 2024, September 23, 2024 (with respect to the first, second, third, and fifth paragraphs and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), September 26, 2024 (with respect to the first, second, third, fourth, and sixth paragraphs and section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), September 27, 2024, October 22, 2024, October 23, 2024, November 4, 2024; November 27, 2024, November 29, 2024, December 17, 2024, December 26, 2024, December 31, 2024, January 7, 2025 and January 15, 2025; and

●	the description of our Ordinary Shares contained in our Form 8-A filed on March 21, 2017 (File No. 001-38041), including any amendments or reports filed for the purpose of updating such description.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at: SciSparc Ltd., 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916, Israel, Tel: +972-(3) 610-3100.

Up to 20,604,809 Ordinary Shares

SciSparc Ltd.

PROSPECTUS

           , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the Company, in whole or in part, for damages caused to the Company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association contain such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court (i) in proceedings instituted against him or her by the Company, on its behalf or by a third party, or (ii) in connection with criminal proceedings in which the office holder was acquitted, or (iii) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the Company’s articles of association:

●	a breach of the duty of loyalty to the Company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

●	a breach of the duty of care to the Company or to a third party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party;

●	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee, the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the Company’s compensation policy and that policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the Company’s profitability, assets or obligations.

Our Articles of Association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them. This exculpation and indemnification is limited both in terms of amount and coverage and it covers certain amounts regarding administrative proceedings insurable or indemnifiable under the Companies Law and our Articles of Association.

In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since January 21, 2022 (the “Period”), which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act. The conversions described below were exempt from registration under Securities Act in reliance on Section 3(a)(9) of the Securities Act.

On June 1, 2022, the Company issued 136,388 units and pre-funded units at a purchase price of $73.32 per unit (or $0.026 less per pre-funded unit) to an institutional investor, or the 2022 Private Placement. Each unit and pre-funded unit consisted of one Ordinary Share (or equivalent thereof) and two non-tradable warrants, each with an exercise price of $66.82 per Ordinary Share (for a total of 272,777 Ordinary Shares underlying the warrants).

On June 30, 2022, the Company and the institutional investor entered into a letter agreement to amend certain terms of the 2022 Private Placement. On August 19, 2022, 123,504 of the pre-funded warrants were fully exercised at a nominal price of $0.026 per share, which resulted in the issuance of 123,504 Ordinary Shares.

On September 30, 2022, in connection with the closing of the Wellution Acquisition Agreement, the Company issued the M.R.M Warrant to M.R.M to purchase up to 82,418 of our Ordinary Shares. As of the date of this Registration Statement, the warrants to purchase up to 82,418 of our Ordinary Shares have been canceled.

On March 22, 2023, the Company issued 13,858 Ordinary Shares in respect of the stock purchase agreement entered into by and among Jeffs’ Brands and Jeffs’ Brands Holdings Inc.

On October 12, 2023, the Company sold units to an institutional investor at a purchase price of $3.72 per unit, consisting of 1,930,108 pre-funded Ordinary Share purchase warrants to purchase up to 1,930,108 Ordinary Shares, and an additional accompanying pre-funded warrant to purchase up to 1,930,108 Ordinary Shares.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.001 per share. Following the transaction and as of January 17, 2025, the Company has issued 3,860,216 Ordinary Shares in respect of the exercise of 3,860,216 pre-funded warrants.

On January 21, 2024, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD., or YA, as amended on February 26, 2024. Pursuant to the SEPA, we will be able to sell up to $20.0 million of our Ordinary Shares, at our sole option, any time during the three-year period following the execution date of the SEPA. Of the Commitment Amount, to date we have sold 5,798,078 Ordinary Shares (including the Commitment Shares). Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA.

During the Period, the Company issued 640,310 Ordinary Shares to certain consultants in return for consulting services.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date
2.1	Agreement and Plan of Merger, dated April 10, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.	6-K	001-38041	99.1	April 11, 2024
2.2	Addendum to the Agreement and Plan of Merger, dated August 14, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.	6-K	001-38041	99.1	August 14, 2024
2.3	Second Addendum to the Agreement and Plan of Merger, dated November 26, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.	F-4/A	333-282351	2.4	December 31, 2024
3.1	Amended and Restated Articles of Association of SciSparc Ltd.	F-3	333-269839	3.1	February 16, 2023
4.1	Form of Warrant, pursuant to Securities Purchase Agreement, dated March 19, 2020	6-K	001-38041	99.4	March 23, 2020
4.2	Form of Warrant	6-K	001-38041	4.2	November 24, 2020
4.3	Form of Pre-Funded Warrant	6-K	001-38041	99.4	March 2, 2021
4.4	Form of Series A Warrant	6-K	001-38041	99.5	March 2, 2021
4.5	Form of Series B Warrant	6-K	001-38041	99.6	March 2, 2021
4.6	Form of Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.5	May 27, 2022
4.7	Share Purchase Warrant, pursuant to Assignment and Assumption Agreement dated September 12, 2022	6-K	001-38041	99.4	September 30, 2022
4.8	Form of Pre-Funded Warrant	6-K	001-38041	4.1	August 14, 2023
4.9	Form of Promissory Note between SciSparc Ltd. and YA II PN Ltd, which includes the Repayment Schedule (Exhibit 1)	6-K	001-38041	4.1	January 25, 2024
5.1*	Opinion of Meitar Law Offices.
10.1	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
10.2	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
10.3	Compensation Policy for Executive Officers and Directors	20-F	001-38041	4.3	April 28, 2022
10.4^	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	F-1	333-214458	10.1	December 6, 2016
10.5^^	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.	20-F	001-38041	4.2	May 15, 2019
10.6	Israeli Share Option Plan (2015)	F-1	333-214458	10.5	November 4, 2016
10.7	SciSparc Share Incentive Plan (2023)	F-1	333-277394	10.7	February 27, 2024
10.8	First Amendment to License Agreement dated as of August 19, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.8	June 15, 2020
10.9	Third Amendment to License Agreement dated as of July 14, 2019, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.9	June 15, 2020

10.10	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.1	May 19, 2020
10.11	Asset Purchase Agreement, by and between Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.2	May 19, 2020
10.12	Warrant Agent Agreement, dated November 23, 2020	6-K	001-38041	4.1	November 24, 2020
10.13	Stock Purchase Agreement, dated February 23, 2023, by and between SciSparc Ltd., NewCo Inc. and Jeffs’ Brands Ltd.	6-K	001-38041	99.2	February 27, 2023
10.14	Addendum No. 1 to Stock Purchase Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd.	6-K	001-38041	10.2	April 4, 2023
10.15	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.	6-K	001-38041	10.3	April 4, 2023
10.16	Standby Equity Purchase Agreement dated January 21, 2024 between YA II PN Ltd. and the Company	6-K	001-38041	10.1	January 25, 2024
10.17	First Amendment to the Standby Equity Purchase Agreement, dated as of February 26, 2024, between SciSparc Ltd. and YA II PN, Ltd	F-1	333-277394	10.22	February 27, 2024
10.18	Form of Shareholder Support Agreement, dated April 10, 2024, by and between SciSparc Ltd. and each of the parties named in the Shareholder Support Agreement	6-K	001-38041	99.2	April 11, 2024
10.19	Loan Agreement, dated January 14, 2024, by and between SciSparc Ltd. and AutoMax Motors Ltd.	F-1	333-277394	10.24	June 17, 2024
10.20	Amendment to the Loan Agreement, dated June 9, 2024, by and between SciSparc Ltd. and AutoMax Motors Ltd.	F-1	333-277394	10.25	June 17, 2024
10.21	Exclusive Patent License Agreement, dated August 13, 2024, between SciSparc Ltd. and Polyrizon Ltd.	6-K	001-38041	10.1	August 19, 2024
10.22	Second Amendment to the Loan Agreement, dated September 5, 2024, by and between SciSparc Ltd. and AutoMax Motors Ltd.	F-4	333-282351	10.4	September 26, 2024
21.1	List of Subsidiaries	F-1	333-277394	21.1	February 27, 2024
23.1&	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for the Registrant.
23.2&	Consent of Ben David Shalvi Kop & Co, independent registered accounting firm for AutoMax Motors Ltd.
24.1*	Power of Attorney
107*	Calculation of Registration Fee Table

*	Previously filed.

&	Filed herewith.

^	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

^^	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to SciSparc if publicly disclosed.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, State of Israel, on January 21, 2025.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Signature	Title	Date

/s/ Oz Adler	Chief Executive Officer and Chief Financial Officer	January 21, 2025
Oz Adler	(Principal Executive Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	January 21, 2025
Amitay Weiss

*	Director	January 21, 2025
Amnon Ben Shay

*	Director	January 21, 2025
Alon Dayan

*	Director	January 21, 2025
Moshe Revach

*	Director	January 21, 2025
Itschak Shrem

*	Director	January 21, 2025
Liat Sidi

*	Director	January 21, 2025
Lior Vider

*By:	/s/ Oz Adler
Oz Adler
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of SciSparc Ltd., has signed this registration statement on January 21, 2025.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director